     As filed with the Securities and Exchange Commission on July 20, 1999
                                                     Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ----------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                                  uBID, INC.
            (Exact Name of Registrant as Specified in Its Charter)
                               ----------------

           Delaware                           5961                         33-0775328
  (State or Other Jurisdiction      (Primary Standard Industrial        (I.R.S. Employer
of Incorporation or Organization)    Classification Code Number)     Identification Number)

                                2525 Busse Road
                       Elk Grove Village, Illinois 60007
                                (847) 860-5000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                               ----------------
                               Gregory K. Jones
                            Chief Executive Officer
                                2525 Busse Road
                       Elk Grove Village, Illinois 60007
                                (847) 860-5000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                                  Copies to:

           Robert M. Mattson, Jr.                            Gregory K. Miller
              Craig S. Mordock                              Andrew S. Williamson
           Morrison & Foerster llp                            Latham & Watkins
          19900 MacArthur Boulevard                  505 Montgomery Street, Suite 1900
        Irvine, California 92612-2445                 San Francisco, California 94111
           (949) 251-7500 (phone)                          (415) 391-0600 (phone)
            (949) 251-0900 (fax)                            (415) 395-8095 (fax)

                               ----------------
   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------
                                                                    Proposed
                                                     Proposed       Maximum
                                       Amount        Maximum       Aggregate     Amount of
     Title of Each Class of            to be      Offering Price Offering Price Registration
   Securities to be Registered     Registered (1) Per Share (2)       (2)           Fee
--------------------------------------------------------------------------------------------
Common Stock, $.001 par value...     2,300,000        $31.10      $71,530,000     $19,886
--------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------

(1) Includes shares which the Underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices of our common stock as reported on the Nasdaq National Market on July 19, 1999.
                               ----------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities, and it is not soliciting an offer to buy + +these securities, in any state where the offer or sale is not permitted. +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                   Preliminary Prospectus dated July 20, 1999

PROSPECTUS

                                2,000,000 Shares


                          [LOGO OF uBID APPEARS HERE]

                                  Common Stock

                                  -----------

    We are selling 2,000,000 shares of our common stock. Our shares are listed for trading on the Nasdaq National Market under the symbol "UBID." On July 19, 1999, the last reported sales price for our common stock was $30 5/8.

  Investing in our common stock involves risks which are described in the "Risk Factors" section beginning on page 5 of this prospectus.

                                                              Per Share Total
                                                              --------- -----
     Public offering price..................................      $       $
     Underwriting discount..................................      $       $
     Proceeds, before expenses, to uBid.....................      $       $

    The underwriters may also purchase up to an additional 300,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York
on or about       , 1999.

                                  -----------

Merrill Lynch & Co.

                         Banc of America Securities LLC

                                                         William Blair & Company

                                  -----------

                The date of this prospectus is          , 1999.

DESCRIPTION OF INSIDE FRONT COVER OF PROSPECTUS:

The following text appears in a banner at the top of the page: "Innovation in eCommerce."

Graphic:     uBid home page appears on the right side of the page.

Text: "uBid is a leading online auction marketplace where businesses and consumers set the price on brand name merchandise through real-time bidding. To keep the excitement level high, we continuously rotate our product offerings and continue to close auctions every day of the week. Our objective is to leverage our technology, brand name and customer base to become the online auction marketplace of choice."

Graphic: uBid/Surplus Record co-branded auction site appears on the left side of the page.

Text:        "The uBid Solution...
             . Compelling Value Proposition for Customers
             . Highly Efficient Channel for Suppliers
             . Broad Product Offering
             . Extensive Merchandising Experience
             Delivering Results...
             . Market Expansion
             . Business-to-business
             . uBid Auction Community
             . International
             . Co-Branding."

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   5
Forward-Looking Statements...............................................  19
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Price Range of Our Common Stock..........................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Financial Data..................................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  31
Management...............................................................  43
Principal Stockholders...................................................  51
Certain Transactions.....................................................  53
Description of Capital Stock.............................................  58
Shares Eligible for Future Sale..........................................  62
Underwriting.............................................................  63
Legal Matters............................................................  65
Experts..................................................................  65
Where You Can Find More Information......................................  66
Index to Financial Statements............................................ F-1

                               ----------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      This prospectus contains estimates of market growth related to the Internet. These estimates have been included in studies published by Forrester Research and International Data Corporation, which are market research firms. These estimates assume that certain events, trends and activities will occur. These firms do not guarantee the accuracy or completeness of their information and estimates. We have not independently verified the information and assumptions on which these market growth estimates are based. If these firms are wrong about any of their assumptions, then their market estimates may also be wrong.

      uBid(SM) is a registered service mark and uBid Auction Community(TM) is a trademark of uBid, Inc. This prospectus also contains registered service marks and/or trademarks of other entities.

                               PROSPECTUS SUMMARY

      This summary does not contain all of the information that may be important to you. You should read the entire prospectus carefully, including the financial data and related notes, before making an investment decision. The terms "we," "us" and "our" mean uBid, Inc. Unless otherwise indicated, all information in this prospectus assumes that the underwriters do not exercise their over-allotment option.

                                   uBid, Inc.

      uBid operates an online auction marketplace offering brand name products to both consumers and businesses. We provide buyers the opportunity to set their own prices on popular products at significant discounts to prices found through traditional channels. In addition, our online auctions provide suppliers with an inexpensive and highly efficient channel for maximizing revenue by selling excess or unique products on a timely basis, while preserving their primary distribution channels. Our auctions currently feature a rotating selection of brand name computers, consumer electronics, housewares, sporting goods and memorabilia, and jewelry. We believe our compelling value proposition and unique buying experience can be extended to virtually all product categories.

      We run auctions 24 hours a day, seven days a week, currently offering on average over 3,000 total items in each of our daily auctions. From our first auction in December 1997 through June 30, 1999, we auctioned over 787,000 merchandise units, registered over 533,000 users and recorded more than 54 million visits to our Website. Our broad product offerings and reduced prices attract customers, which in turn makes our site an attractive channel for vendors. We have developed a sophisticated auction management process that allows us to capture detailed information concerning customer buying patterns, enabling us to optimize our purchasing decisions to control margins.

      Our objective is to leverage our technology, brand name and customer base to enhance our position as a leading online auction marketplace for consumers and businesses. The key elements of our strategy are:

    . Continue to Increase Traffic to Our Site. We are augmenting our online advertising to increase traffic with an off-line advertising campaign highlighting the unique buying experience we offer our customers. In addition, we will continue to increase repeat visits through customer loyalty programs and our "My Page" feature, and introduce additional co-branded auction sites like the one we are developing with LookSmart.

    . Enter Additional Markets. We are expanding our auction model into the business-to-business market. We have broadened our product categories and supplier base through the introduction of the Auction Community and will continue to expand our model into international markets.

    . Broaden Category Offerings. We are continuing to expand the lines of merchandise we offer and have recently added housewares, sporting goods and memorabilia, and jewelry. We believe our unique buying experience can be extended to virtually all product categories.

    . Increase Revenue Sharing and Commission Based Arrangements. Revenue sharing arrangements, in which we split sales proceeds with suppliers at an agreed-upon percentage, increase margin opportunity for suppliers and ensure gross margin percentage for us. In the second quarter of 1999, we had received approximately 13% of our revenue from these agreements and expect to increase this percentage as we continue to enter into more of these arrangements.

      Our company was established by Creative Computers in April 1997 and was incorporated in September 1997 as a wholly-owned subsidiary of Creative. In December 1998, we completed an initial public offering of 1,817,000 shares of our common stock, leaving Creative with ownership of approximately 80.1% of the outstanding shares of our common stock. In June 1999, Creative spun off all of those shares to its stockholders through a tax-free distribution.

      Our executive offices are located at 2525 Busse Road, Elk Grove Village, Illinois 60007, and our telephone number at that location is (847) 860-5000. Information contained on our Website at www.ubid.com does not constitute part of this prospectus.

                              Recent Developments

      Business-to-Business Initiatives. We recently entered into agreements with Cahners Business Information, a division of Reed Elsevier, Inc., and Surplus Record, Inc. to create co-branded Websites that provide auction services for industrial equipment. Cahners publishes 128 business magazines and provides 16 business communities with online services, custom publishing, directories, research and direct mail lists. Our agreement with Cahners initially covers a select group of Cahners' trade magazines and Websites in the foodservice, printing, packaging and paper equipment industries. Surplus Record publishes a monthly periodical and Website offering for sale industrial, manufacturing and electrical machinery. These co-branded auction Websites will allow businesses to auction products over the Internet more efficiently. We believe that our auction capabilities and nationwide reach will help create a centralized marketplace for the product categories covered by these publications.

      uBid Auction Community. In March 1999, we announced the launch of the uBid Auction Community, which enables approved suppliers to directly place products for auction on the uBid Website. uBid acts as agent for any transactions and receives a commission on the sale. The Auction Community is designed to aid smaller suppliers that would typically not have the scale and technology to create and operate their own auction sites.

      New Product Categories. We are continuing to expand our product lines to develop new revenue streams. Our recently introduced product categories are housewares, sporting goods and sports memorabilia, and jewelry. In April 1999, we signed an agreement with Digital River that will allow customers to purchase and quickly download software from our Website.

      New Markets. We recently entered into an agreement with LibertyOne, an Australian media company, to provide LibertyOne access to our auction technology and brand name in exchange for a licensing fee and future royalties from its auction sales in Australia and New Zealand, with an option to expand into various Southeast Asian markets.

                                  The Offering

 Common stock offered by uBid...............  2,000,000 shares

 Common stock to be outstanding
  after this offering.......................  11,146,883 shares. This figure excludes approximately 2,388,124
                                              shares of common stock issuable
                                              upon exercise of stock options
                                              outstanding at June 30, 1999 (of
                                              which 360,941 are vested and
                                              exercisable at June 30, 1999).
                                              The outstanding stock options
                                              have a weighted average exercise
                                              price of $18.62 per share.

 Use of proceeds............................  For general corporate purposes, including working capital,
                                              capital expenditures, sales and
                                              marketing, investments in systems
                                              and infrastructure, and potential
                                              acquisitions.

 Risk factors...............................  See "Risk Factors" for a
                                              discussion of factors you should
                                              carefully consider before
                                              deciding to invest in our common
                                              stock.

 Nasdaq National Market symbol..............  UBID

                             Summary Financial Data

                           Period From
                          April 1, 1997
                          (Inception) to  Year Ended      Six Months Ended
                           December 31,  December 31,         June 30,
                          -------------- ------------  ------------------------
                               1997          1998         1998         1999
                          -------------- ------------  -----------  -----------
                             (dollars in thousands, except per share data)
Statements of Operations
 Data:
Net revenues............   $         9   $    48,232   $     8,826  $    79,907
Gross profit............             1         3,975           680        6,945
Loss from operations....          (287)       (9,999)       (1,801)      (8,928)
Net loss................          (313)      (10,169)       (1,888)      (8,514)
Basic and diluted net
 loss per share(1)......   $     (0.04)  $     (1.36)  $     (0.26) $     (0.93)
Shares used in computing
 basic and diluted net
 loss per share(1)......     7,329,883     7,461,061     7,329,883    9,146,883

                                                              June 30, 1999
                                                          ----------------------
                                                          Actual  As Adjusted(2)
                                                          ------- --------------
Balance Sheet Data:
Cash and cash equivalents................................ $20,780    $77,755
Working capital..........................................  13,528     70,503
Total assets.............................................  33,541     90,516
Note payable to Creative.................................   3,331      3,331
Total stockholders' equity...............................  11,938     68,913

--------
(1) See Notes 1 and 5 of the notes to the financial statements for an explanation of the number of shares used in computing the amount of basic and diluted net loss per common share and Note 5 for an explanation of the non-cash charge recorded in the fourth quarter of 1998 and the first half of 1999 in connection with certain employee and director stock options granted prior to our initial public offering.

(2) Adjusted to reflect the sale of 2,000,000 of our shares in this offering at an assumed public offering price of $30.63 per share and our receipt of the estimated net proceeds after deducting the estimated underwriting discounts and commissions and offering expenses.

                                  RISK FACTORS

      You should carefully consider the risks described below before making a decision to invest in our common stock. If any of the following risks actually occur, our business, prospects, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our stock to decline, and you may lose all or part of your investment.

      This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in any forward-looking statements.

We have a limited operating history and may experience risks encountered by early-stage companies

      We began conducting auctions on the Internet in December 1997. Accordingly, we have a very limited operating history for you to use in evaluating our business. Our business and prospects must be considered in light of the risks, expenses and difficulties that companies encounter in the early stages of development, particularly companies in new and rapidly evolving markets like the Internet. These risks include our ability to:

    .  manage our growth effectively;

    . anticipate and adapt to the rapid changes that characterize our market;

    .  maintain and increase levels of traffic to our Website;

    .  continue to develop and upgrade our technology and customer service;

    .  offer products for auction that will meet consumer demand;

    .  expand our supplier network;

    .  respond to competitive developments in our market; and

    . continue to identify, attract, retain and motivate qualified personnel.

We are subject to restrictions on our ability to issue equity securities, which may limit our ability to grow our business and compete effectively

      In June 1999, Creative Computers completed a spin-off of our stock to its stockholders, which was structured as a tax-free spin-off under Section 355 of the Internal Revenue Code. Section 355 generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur U.S. federal income tax liability if 50% or more, by vote or value, of the capital stock of either the company making the distribution or the subsidiary is acquired by one or more persons acting pursuant to a plan or series of related transactions that include the spin-off. To ensure that our sale of additional equity securities will not cause the spin-off to lose its tax-free status for federal income tax purposes, we have agreed to various restrictions on our ability to issue or repurchase our equity securities until three years following the spin-off that are more limiting than the 50% restriction imposed under Section 355. In connection with the spin-off, we agreed that we will not take the following actions without permission of Creative or unless we obtain a favorable IRS letter ruling that such actions will not affect the tax-free status of the spin-off:

    . until June 8, 2001, we will not issue common stock and other equity securities that would cause the number of shares of common stock distributed by Creative in the spin-off to constitute less than 60% of our outstanding common stock; and

    . after this period until June 8, 2002, we will not issue additional shares of common stock and other equity securities that would cause the number of shares of our common stock distributed by Creative in the spin-off to constitute less than 55% of our outstanding common stock.

      While the issuance of shares in the initial public offering and this offering should not affect the tax-free nature of the spin-off, the absence of IRS regulations under Section 355 has created some uncertainty as to the application of these rules. As a result, we requested and expect to receive confirmation from our outside tax advisors that this offering should not affect the tax-free status of the spin-off. In light of this uncertainty, and consistent with the existing restrictions described above, for at least the next two years, we are limited in our ability to issue additional equity securities or options to raise capital, acquire other companies or retain or recruit key employees. The same restrictions are generally applicable to any proposed repurchases of our common stock. The restrictions described above do not preclude us from issuing debt securities that are not convertible into common stock or other equity securities.

      We have agreed to indemnify Creative for any tax liability suffered by Creative arising out of actions by us after the distribution that would cause the distribution to lose its qualification as a tax-free distribution or to be taxable to Creative for federal income tax purposes. If the spin-off were taxable due to our actions, we would face a very large indemnity obligation to Creative, which would have a significant material adverse effect on our business and financial condition and may even exceed all of our available capital resources. The existence of this contingent indemnity obligation, particularly because it may be affected to some degree by any material corporate transaction involving us, may make us a less attractive acquisition or merger candidate until the uncertainties of Section 355 are resolved or the restrictions described above expire.

      We require substantial working capital to fund our business. Our working capital requirements and cash flow from operating activities vary from quarter to quarter, depending on revenues, operating expenses, capital expenditures and other factors. We have experienced negative cash flow from operations and expect this to continue for the foreseeable future. We believe that the proceeds of this offering, together with our existing capital resources, will be sufficient to meet our capital requirements through at least the next 12 months. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated. If we are unable to obtain financing in the amounts desired and on acceptable terms, or at all, we may be required to reduce significantly the scope of our presently anticipated advertising and other expenditures, which could harm our growth prospects and adversely affect the price of our stock.

We anticipate continued losses and we may never become profitable

      We have invested heavily in our technology, Website development, advertising, hiring of personnel and startup costs. As a result, we have incurred significant net losses since our inception and we expect to continue to incur losses for the foreseeable future. We had an accumulated deficit of approximately $19.0 million at June 30, 1999. We intend to expend significant financial and management resources on:

    .  developing our brand;

    .  marketing and advertising our business;

    .  developing our Website;

    .  building and maintaining strategic relationships; and

    .  developing and improving our technology and operating infrastructure.

      We also expect to incur additional losses as a result of our significant increase in marketing and promotional expenses. Because we historically have operated at a loss, our ability to achieve profitability given our planned investment levels depends upon our ability to generate and sustain substantially increased levels of net revenue. In addition, we plan to continue to increase our operating expenses significantly to:

    .  increase our customer base;

    .  increase the size of our staff;

    .  expand our marketing efforts to enhance our brand image;

    .  increase our visibility on other companies' high-traffic Websites;

    .  purchase larger volumes of merchandise to be sold at auction;

    .  increase our software development efforts; and

    .  support our growing infrastructure.

      We will need to generate significantly increased revenues to achieve profitability, particularly if we are unable to adjust our expenses and increase our profit margins. In particular, computer products have been vulnerable to decreased margins as a result of competitive pressures. We derived 76% of our revenues from the sale of computers and related products in the second quarter of 1999. We cannot assure you that we will ever achieve or sustain profitability.

      We have made and expect to continue to make significant investments in infrastructure and personnel in advance of levels of revenue necessary to offset these expenditures. As a result, these expenditures are based on our operating plans and our estimates of future revenues. Our sales and operating results generally depend, among other things, on the volume and timing of orders we receive, which are difficult to forecast. We may be unable to adjust our spending to compensate for any unexpected revenue shortfall.

      Beginning in October 1997, we granted stock options that were exercisable only in the event of a successful initial public offering of our stock or sale of our company. We expect to record a non-cash compensation charge of $13.3 million over the five-year vesting period of the options. We recorded
$5.3 million of this charge in the fourth quarter of 1998 and $1.8 million for the six months ended June 30, 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 5 to the notes to the financial statements.

Revenue growth in prior periods may not be indicative of our future growth

      We have achieved significant revenue growth since our inception in 1997. However, our limited operating history makes it difficult to predict future growth. In addition, our operating results may fluctuate significantly in the future, which prevents the meaningful use of period-to-period comparisons of our financial results. Accordingly, you should not rely on past revenue growth rates as a prediction of our future growth.

Our financial results fluctuate and may be difficult to forecast

      Our quarterly revenues, expenses and operating results are unpredictable. We expect that our operating results will continue to fluctuate in the future due to a number of factors, some of which are beyond our control. These factors include:

    . our ability to increase our customer base, manage our inventory mix and the mix of products we are able to offer at auction;

    .  our ability to sell products at auction at the price targets we set;

    .  our ability to control our gross margins;

    . our ability to sell our inventory in a timely manner and maintain customer satisfaction;

    .  the availability and pricing of merchandise from suppliers;

    .  product obsolescence and price erosion;

    . consumer confidence in encrypted transactions in the Internet environment;

    . our ability to obtain cost effective advertising on other entities' Websites;

    . the effectiveness of off-line advertising in generating additional traffic to our Website;

    . the amount and timing of costs relating to expansion of our operations;

    . our ability to introduce new types of merchandise, service offerings or customer services in a competitive environment;

    . technical difficulties consumers might encounter in using our Website;

    . delays in shipments as a result of computer systems failures, strikes or other problems with our delivery service or credit card processing providers;

    .  the amount of returns of our merchandise; and

    . general economic conditions and economic conditions specific to the Internet and electronic commerce.

      To respond to competitive pressures in our market, we may from time to time make service, marketing or supply decisions or acquisitions that could adversely affect our quarterly operating results. Like other retailers, we may experience seasonality in our business. Due to all of these factors, our operating results may fall below the expectations of securities analysts and investors. This could cause a decline in the trading price of our stock.

We may not be successful in developing brand awareness, and the failure to do so could significantly harm our business and financial condition

      We believe that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of the uBid brand will depend largely on our ability to increase our customer base. If suppliers do not perceive us as an effective marketing and sales channel for their merchandise, or if consumers do not perceive us as offering an entertaining and desirable way to purchase merchandise, we will be unsuccessful in promoting and maintaining our brand. In order to attract and retain customers and promote our brand, we expect to increase our marketing and advertising budgets. If we are unable to successfully promote our brand or achieve a leading position in Internet commerce, our business could be significantly harmed.

Our business model is unproven and evolving

      We are continuing to expand the breadth and depth of products and services we offer on our Website. In addition, we recently entered into agreements to expand our auction model to include the business-to-business market. We have expanded our business model and the use of our Website as an advertising medium for services and products of other companies and for promoting new or complementary products and sales formats. In addition, we continue to offer credit to some of our business customers that have been pre-qualified as having appropriate credit ratings. As our business model evolves, we risk diluting our brand, confusing customers and decreasing interest from suppliers. In addition, we could be exposed to additional or new risks associated with these new opportunities. If we are unable to address these risks, our business will be harmed.

Our failure to remain competitive may significantly hinder our growth

      The electronic commerce market is rapidly evolving and intensely competitive, and we expect competition to intensify in the future. We compete with a variety of other companies depending on the type of merchandise and sales format they offer to customers. These competitors include:

    . various Internet auction houses such as Amazon.com Auctions, eBay, ONSALE, Yahoo! Auctions, First Auction, Surplus Auction, Bid.com, WebAuction and Insight Auction;

    . a number of indirect competitors that specialize in electronic commerce or derive a substantial portion of their revenue from electronic commerce, including Internet Shopping Network, AOL, Cendant, BUY.COM and Shopping.com;

    . a variety of other companies that offer merchandise similar to ours through physical auctions, with which we compete for sources of supply;

    . personal computer manufacturers that have their own direct distribution channels for their excess inventory or refurbished products; and

    . companies with substantial customer bases in the computer and peripherals catalog business, including CDW Computer Centers, PC Connection and Creative Computers, some of which already sell online or may devote more resources to Internet commerce in the future.

      Some of our current and potential competitors have established or may establish cooperative relationships among themselves or directly with suppliers to obtain exclusive or semi-exclusive sources of merchandise. In addition, there has been consolidation in our industry, which may continue in the future. Accordingly, it is possible that new competitors or alliances among competitors and suppliers may emerge and rapidly acquire market share. In addition, manufacturers may elect to sell their products directly. Increased competition is likely to reduce our operating margins, cause us to lose market share or diminish our brand. If any of these things occur, our business would be significantly harmed.

      Many of our current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than we do. As a result, these competitors may be able to secure merchandise from suppliers on more favorable terms than we can. They may be able to respond more quickly to changes in customer preferences or devote greater resources to developing and promoting their merchandise.

We rely on our relationships with other online companies to drive traffic to our Website and promote our brand

      We depend to some extent on relationships with other online companies and expect that our dependence on these relationships will increase in the future. These relationships include:

    .  agreements for anchor tenancy on other companies' Websites;

    .  promotional placements;

    .  sponsorships; and

    .  banner advertisements.

      Generally, these arrangements have terms for up to a year, are not exclusive and do not provide for guaranteed renewal. Our dependence on these relationships include the following risks:

    . competitors may purchase exclusive rights to attractive space on one or more key sites;

    . significant spending on these relationships may not increase our revenues in the time periods we expect or at all;

    . space on other Websites may increase in price or cease to be available to us on reasonable terms or at all;

    . we may not be able to obtain adequate amounts of merchandise to meet demand;

    . our online partners might be unable to deliver a sufficient number of customer visits or impressions; and

    . our online partners could compete with us for limited online auction revenues.

      If any of our arrangements with other online companies is terminated, or if we fail to continue to acquire similar arrangements in the future, our business could be materially harmed.

Our growth and future success depend on our ability to generate traffic to our Website

      Our ability to sell products through our Internet auctions depends substantially on our ability to attract user traffic to our Website. We have traditionally spent significant amounts of money for online advertising to attract and retain users to our Website. As the effectiveness of online advertising decreases, we intend to pursue an off-line advertising campaign through traditional media forms such as print, radio and television. If we are unable to generate traffic to our Website cost effectively, or if our efforts to promote our auctions using both online and off-line media are not successful, our growth and business prospects will be substantially limited.

Our purchased inventory model subjects us to risks of decreased or negative gross margins

      We currently purchase most of our merchandise, and in doing so we assume the inventory and price risks of these products to be sold at auction. These risks are especially significant because much of the merchandise we currently auction is subject to rapid technological change, obsolescence and price erosion. Since we rely heavily on purchased inventory, our success will depend on our ability to liquidate our inventory rapidly through our auctions. We also rely heavily on the ability of our buying staff to purchase inventory at attractive prices relative to resale value and our ability to manage customer returns and the shrinkage resulting from theft, loss and misrecording of inventory.

      Due to the inherently unpredictable nature of auctions, it is impossible for us to determine with certainty whether any item will sell for more than the price we pay for it. Further, because minimum opening bid prices for the merchandise listed on our Website generally are lower than our acquisition costs for the merchandise, we cannot be certain that we will achieve positive gross margins on any given sale. If we are unable to liquidate our purchased inventory rapidly, if our buying staff fails to purchase inventory at attractive prices relative to resale value at auction, or if we fail to predict with accuracy the resale prices for our purchased merchandise, we may be forced to sell our inventory at a discount or at a loss.

If we fail to maintain satisfactory relationships with our suppliers, or are unable to obtain sufficient quantities of merchandise, our business would be materially harmed

      We depend upon our suppliers to provide us with merchandise for sale through our Internet auctions. The availability of merchandise can be unpredictable. Since our inception, we have sourced merchandise from over 300 suppliers. Merchandise acquired from 20 of these suppliers represented approximately 58% of our gross merchandise sales for the second quarter of 1999. We do not have long-term supply contracts with any of our suppliers. We cannot be certain that our current suppliers will continue to sell merchandise to us or otherwise provide merchandise for sale in our auctions. We also cannot be certain that we will be able to establish new supplier relationships that ensure merchandise will be available for auction on our Website.

      A limited number of our suppliers process and ship merchandise directly to our customers. We have limited control over their shipping procedures, and shipments by these suppliers could be delayed by factors that are beyond our control. Most merchandise we sell carries a warranty supplied either by the manufacturer or the supplier. In addition, although we are not obligated to accept merchandise returns, we could be compelled to accept returns from customers without receiving reimbursements from the suppliers or manufacturers if their warranties are not honored. Our business will be significantly harmed if we are unable to develop and maintain satisfactory relationships with suppliers on acceptable commercial terms, if we are unable to obtain sufficient quantities of merchandise, if the quality of service provided by these suppliers falls below a satisfactory standard or if our level of returns exceeds our expectations.

We rely on third parties to maintain our critical systems and, if these third parties fail to adequately perform their services, we could experience disruptions in our operations

      We rely on a number of third parties for Internet and telecommunications access, delivery services, credit card processing and software services. We have limited control over these third parties and no long-term relationships with any of them. For example, we do not own a gateway onto the Internet, but instead we rely on

Pacific Bell to connect our Website to the Internet. From time to time, we have experienced temporary interruptions in our Website connection and our telecommunications access. Slow Internet transmissions or prolonged interruptions in our Website connection or telecommunications access would materially harm our business.

      We use UPS and Federal Express delivery services for substantially all of our products. Should either or both be unable to deliver our products for a sustained time period as a result of a strike or other reason, our business would be harmed. In addition, we could experience delays in shipment due to computer systems failures or other problems related to our third-party service providers.

      Our internally developed auction software depends on operating system, database and server software that was developed and produced by and licensed from third parties. We have from time to time discovered errors and defects in the software from these third parties and we rely to some extent on these third parties to correct errors and defects in a timely manner. If we are unable to develop and maintain satisfactory relationships with these third parties on acceptable commercial terms, or if the quality of products and services provided by these third parties falls below a satisfactory standard, we could experience disruptions in our operations.

Our business may suffer from capacity constraints or system interruptions

      A key element of our strategy is to generate a high volume of traffic to our Website. Our revenues depend substantially on the number of customers who use our Website to purchase merchandise. Accordingly, the satisfactory performance, reliability and availability of our Website, transaction-processing systems, network infrastructure and delivery and shipping systems are critical to our operating results, as well as to our reputation and ability to attract and retain customers and maintain adequate customer service levels.

      Periodically, we have experienced minor systems interruptions, including Internet disruptions, which we believe may continue to occur from time to time. Any systems interruptions, including Internet disruptions, that make our Website inaccessible or reduce our order fulfillment performance would reduce the volume of goods we are able to sell, which could harm our business. We are continually enhancing and expanding our transaction-processing systems, network infrastructure, delivery and shipping systems and other technologies to accommodate a substantial increase in the volume of traffic on our Website. We cannot assure you that we will be successful in these efforts or that we will be able to accurately project the rate or timing of increases, if any, in the use of our Website or timely expand and upgrade our systems and infrastructure to accommodate these increases. We cannot assure you that our network or our suppliers' networks will be able to timely achieve or maintain a sufficiently high capacity of data transmission, especially if our Website traffic increases. If we fail to achieve or maintain our capabilities for high capacity data transmission, consumer demand for our services could decline.

Our failure to manage growth effectively could adversely affect our business and financial condition

      We have rapidly expanded our operations in a short period of time and anticipate that we will have to continue this expansion to address potential market opportunities. Our rapid growth has significantly strained our management, operational and financial resources. We have expanded from two employees at our inception to 197 employees and 57 full-time equivalent contract personnel at June 30, 1999, and our sales increased from approximately $9,000 in the period from our inception to December 31, 1997 to over $79.9 million in the first half of 1999. We expect to continue to add additional key personnel in the future. Increases in the number of employees and the volume of merchandise sales have placed significant demands on our management.

      To manage our expected growth, we will have to expand existing operations, particularly with respect to customer service and merchandising, to improve existing and implement new operational, financial and inventory systems, procedures and controls. We also will have to maintain our relationships with the following parties to maintain control over our strategic direction in a rapidly changing environment:

    .  merchandise suppliers;

    .  freight companies;

    .  warehouse operators;

    .  other Websites; and

    .  Internet service providers.

      We cannot assure you that our current personnel, systems, procedures and controls will be adequate to support our future operations. We also cannot assure you that our management will be able to identify, hire, train, retain, motivate and manage required personnel or that our management will be able to manage and exploit existing and potential market opportunities successfully. If we are unable to manage our growth effectively, our business will be harmed.

We may not be able to sustain or grow our business unless we keep up with rapid technological changes

      The Internet and electronic commerce industries are characterized by:

    .  rapidly changing technology;

    .  changes in consumer demands;

    . frequent introductions of new services or products that embody new technologies; and

    . evolving industry standards and practices that could render our Website and proprietary technology obsolete.

      Our future performance will depend, in part, on our ability to license or acquire leading technologies, enhance our existing services and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. Developing Website and other proprietary technology involves significant technical and business risks. We also cannot assure you that we will be able to successfully use new technologies or adapt our Website and proprietary technology to emerging industry standards. We may not be able to remain competitive or sustain growth if we do not adapt to changing market conditions or customer requirements.

Increasing governmental regulation of the Internet could adversely affect our business

      We are currently not regulated by any government agency, other than regulations applicable to businesses generally, laws applicable to auction companies and auctioneers, and laws or regulations directly applicable to Internet commerce. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, sales tax, and characteristics and quality of products and services. Furthermore, the growth and development of Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business over the Internet. New laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet auctions and increase our cost of doing business. The applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, auction regulation, sales tax, libel and personal privacy is uncertain and may take years to resolve.

      The tax treatment of the Internet and electronic commerce is currently unsettled. A number of proposals have been made at the federal, state and local level and by some foreign governments that could impose taxes on the sale of goods and services and other Internet activities. Recently, the Internet Tax Freedom Act was signed into law, placing a three-year moratorium on new state and local taxes on Internet commerce. However, it is possible that future laws imposing taxes or other regulations on commerce over the Internet could substantially impair the growth of electronic commerce and as a result have a negative effect on our business.

      In addition, because our service is available over the Internet in multiple states and because we sell merchandise to numerous consumers resident in multiple states, we could be required to qualify to do business as a foreign corporation in each state in which our services are available. We are qualified to do business in only three states, and our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for the failure to qualify. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business.

Our business may be adversely affected if we lose key personnel

      Our future performance depends substantially on the continued service of our senior management and other key personnel. In particular, our success depends upon the continued efforts of our management personnel, including our CEO and President, Gregory K. Jones and other members of our senior management team. We have a long-term employment agreement with only one of our key personnel, Gregory K. Jones, and have no key person life insurance.

Our business will suffer if we do not attract and retain additional highly skilled personnel

      To meet our expected growth and to operate independently, we believe that our future success will depend upon our ability to hire, train and retain other highly-skilled personnel. Competition for quality personnel is intense. We cannot be sure that we will be successful in hiring, assimilating or retaining the necessary personnel, and our failure to do so could adversely affect our business and financial condition.

Most of our computer hardware currently is located at a single site and is vulnerable to the risk of system failure or physical damage

      Our success depends substantially upon our communications hardware and computer hardware, substantially all of which are located currently at a leased facility in Torrance, California. Our systems are vulnerable to damage from earthquake, fire, flood, power loss, telecommunication failure, break-in and similar events. We currently have back-up systems, but they are all at the same site in Torrance. We plan to add a fully redundant site outside of California in 1999 and have entered into an agreement with Exodus Communications to co-locate our servers in Chicago, Illinois and develop a mirrored site. There may be interruptions in our systems while a second site is being established, and a substantial interruption in our systems would have a material adverse effect on our business and financial condition.

      To date, we have had various interruptions to our service as a result of loss of power and telecommunications connections. Our insurance coverage may not be adequate to compensate us for all losses that may occur as a result of any future service interruptions. Although we have implemented network security measures and firewall security, our servers are also vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties to overload our systems and similar disruptive problems. Any of these things could lead to interruptions, delays, loss of data or cessation in service to our users. If any of these events occur, our business and financial condition could be significantly harmed.

We may suffer disruption in our business because of changes in our systems, facilities and fulfillment activities

      We believe that our success is dependent in large part upon our ability to provide prompt and efficient service to our customers. As a result, any disruption of our day-to-day operations could have a material adverse effect on our business, and any failure of our management information systems or distribution capabilities could impair our ability to receive and process customer orders and ship products on a timely basis.

      We are planning to co-locate our servers and develop a mirrored site by the end of 1999 and will be installing new database management software within the next 12 months. We expect to upgrade our software and hardware systems on a continuing basis. We are considering outsourcing warehouse and fulfillment responsibilities for some of our products. The transition to, or upgrading of, our hardware and software systems, the relocation of our servers and the outsourcing of some of our fulfillment activities could result in delays, failures or execution difficulties that could impair our ability to receive and process orders and ship products in a timely manner. We are also considering a relocation of our headquarters to another location in the Chicago area by the end of 1999. Any disruption or interruption of our business or operations caused by such delays or failures or the headquarters relocation could have a material adverse effect on our business.

Concerns about transaction security on the Internet may hinder our business

      A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology that we license from third parties to provide the required security and authentication to ensure the privacy of Internet transactions. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments may result in a compromise or breach of the algorithms we use to protect customer transaction data. Any breaches in security could cause a significant decrease in the use of our Website, which would materially harm our business.

      Anyone who can circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We could be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches. Consumer concerns about the security of electronic commerce and user privacy may also inhibit the growth of the Internet as a means of conducting commercial transactions. To the extent that our activities or the activities of third party contractors involve storing and transmitting proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may not effectively prevent security breaches, and our failure to prevent security breaches could significantly disrupt our operations.

Our business could be adversely affected if we are unable to adequately protect our proprietary technology

      Our proprietary technology is one of the keys to our performance and ability to remain competitive. We rely on a combination of trademark, copyright and trade secret laws to establish and protect our proprietary rights. We also use technical measures, confidentiality agreements and non-compete agreements to protect our proprietary rights. Our uBidSM service mark is registered in the United States. However, we may not be able to secure significant protection for our service marks or trademarks. Our competitors or others could adopt product or service names similar to "uBid" or our other service marks or trademarks. Any of these actions by others might impede our ability to build brand identity and could lead to customer confusion. Our inability to protect the name uBid adequately could adversely affect our business and financial condition.

      We rely on copyright laws for protection of our proprietary software and trade secret laws for protection of the source code for our proprietary software. We generally enter into agreements with our employees and consultants and limit access to and distribution of our software, documentation and other proprietary information. The steps we take to protect our proprietary information may not prevent misappropriation of our technology, and the agreements we enter into for that purpose might not be enforceable. A third party might obtain and use our software or other proprietary information without authorization or develop similar software independently. It is difficult for us to police for unauthorized use of our technology, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other transmitted data. The laws of other countries may not provide us with adequate or effective protection of our intellectual property.

Other parties have the right to use, distribute and re-license proprietary rights relating to our auction process

      We share ownership of the patent, copyright and other proprietary rights for some of our auction processing and auction management applications, and some general purpose libraries, with two third-party developers. As co-owners of such software and libraries, the two co-developers and uBid have the right to grant licenses covering such software and libraries without the consent or notification of the other co-owners.

In addition, the two co-developers have previously granted a license covering such software and libraries to another third party. This licensee has the right to use, distribute, re-license and otherwise modify the licensed source codes without royalties or further payment to any co-developer or other licensee.

We may infringe on third party intellectual property rights and could become involved in costly intellectual property litigation

      We could be sued by other parties claiming infringement by our software or other aspects of our business. We are not currently involved in any claim that would have a material effect on our business. However, any future claims, with or without merit, could impair our business and financial condition because they could:

    .  result in significant litigation costs;

    .  divert resources;

    .  divert the attention of management; or

    . require us to enter into royalty and licensing agreements which may not be available on terms acceptable to us or at all.

      In the future, we may also need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Litigation over these issues, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could adversely affect our business and financial condition.

We may experience unexpected expenses or delays in service enhancements if we are unable to license third party technology on commercially reasonable terms

      We rely on a variety of technology that we license from third parties. These third-party technology licenses might not continue to be available to us on commercially reasonable terms or at all. If we are unable to obtain or maintain these licenses on favorable terms, or at all, we could experience delays in completing and developing our proprietary software. These delays could significantly harm our business and financial condition.

We may encounter barriers to international expansion, which could limit our future growth and adversely impact our business and financial condition

      We intend to continue to expand our operations internationally. We do not currently have any Website content that has been localized for foreign markets, and we may not be able to establish a global presence. Our expansion into international markets will require significant management attention and financial resources.

      Doing business on a global level carries inherent risks which could adversely impact our business and financial condition, such as:

    .  differing regulatory requirements;

    .  export restrictions;

    .  tariffs and other trade barriers;

    .  difficulties in staffing and managing foreign operations;

    .  difficulties in protecting our intellectual property rights;

    .  longer payment cycles;

    .  problems in collecting accounts receivable;

    .  political instability;

    .  fluctuations in currency exchange rates; and

    .  potentially adverse tax consequences.

      In addition, some types of software that contain encryption technology are restricted by export laws and we could be subject to liability for any violations of these export restrictions. We may not be able to successfully market, sell and distribute our products in foreign markets. One or more of these factors could have a material adverse effect on our future global operations, and consequently, on our business and financial condition as a whole.

We may engage in acquisitions, which could divert management attention and consume resources and have an adverse impact on our business and financial condition

      We may choose to expand our market presence by acquiring complementary businesses. Any future acquisitions would expose us to increased risks, including:

    . risks associated with assimilating new operations, sites and personnel;

    . diversion of resources from our existing businesses, sites and technologies;

    . inability to generate revenues from new sites or content sufficient to offset associated acquisition costs;

    . risks associated with the maintenance of uniform standards, controls, procedures and policies; and

    . impairment of relationships with our employees and customers as a result of integrating new management personnel.

      Acquisitions may also result in additional expenses from amortizing acquired intangible assets or potential businesses. We may not be able to overcome these risks or any other problems with acquisitions. Our inability to overcome these risks could adversely affect our business and financial condition.

Because our agreements with Creative were not subject to arm's-length negotiations, we may not have obtained terms as favorable as we could have obtained from third parties

      We entered into several agreements with Creative before the spin-off, including agreements under which Creative will continue to perform various services, such as Internet and telecommunications services and joint marketing. These services are material to our operations. Because we were a majority-owned, indirect subsidiary of Creative at the time we entered into these agreements, none of these agreements resulted from arm's-length negotiations. Therefore, the terms and conditions of these agreements may not be as favorable to us as we could have obtained from unaffiliated third parties.

      Creative has agreed not to engage in the online Internet auction business in the same format in which we conduct our business until March 2000. After that time, Creative will be able to compete directly or indirectly with us, including by way of acquiring other companies or businesses. Competition from Creative could adversely affect our business and financial condition.

We could be subject to indemnification claims from Creative, which could adversely affect our business and financial condition

      We have agreed to indemnify Creative from all liabilities relating to:

    . any tax liability created by our actions after the spin-off that would cause the spin-off to lose its qualification as a tax-free distribution or to be taxable to Creative for federal income tax purposes;

    . our failure, or the failure of any other person to pay, perform or otherwise promptly discharge any of our liabilities or obligations;

    . any breach by us of any of the agreements we have entered into with Creative relating to the spin-off; and

    . any misstatements of material fact contained in the prospectus used in connection with our initial public offering.

If we are required to indemnify Creative based on any of these claims, we may have to make substantial payments, which could adversely impact our business and financial condition.

Substantial sales of our stock could depress our stock price

      Sales of substantial amounts of our common stock in the public market, or the perception that these sales might occur, could materially and adversely affect the market price of our common stock or our future ability to raise capital through an offering of our equity securities. Our spin-off from Creative in June 1999 involved the distribution by Creative to its stockholders of approximately 7.3 million shares of our common stock. In addition, we issued options to purchase approximately 528,313 shares of our common stock to holders of Creative stock options in connection with the spin-off. Except for shares held by our affiliates, all of the shares of common stock that were distributed to Creative's stockholders in the spin-off are eligible for resale in the public market. Two of our principal stockholders, Frank and Sam Khulusi, have agreed not to offer or sell any shares of our common stock for a period of 180 days after the spin-off without the prior consent of the underwriters.

Provisions of our corporate documents could delay or prevent an acquisition of our company

      Provisions of our certificate of incorporation and bylaws, and provisions of Delaware law, could make it more difficult for a third party to acquire our company, even if an acquisition would be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. See "Description of Capital Stock" for a description of these provisions.

Our stock price is volatile, which could lead to losses by investors and costly securities litigation

      The trading price of our common stock has been and is likely to be highly volatile and could fluctuate in response to factors such as:

    .  actual or anticipated variations in our quarterly operating results;

    .  announcements of technological innovations;

    .  adoption of new accounting standards affecting the retail industry;

    .  introduction of new services by us or our competitors;

    .  changes in financial estimates by securities analysts;

    .  conditions or trends in the Internet and online commerce industries;

    . changes in the market valuations of other Internet or online service companies;

    . announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

    .  additions or departures of key personnel;

    .  sales of our common stock or other securities in the open market; and

    .  other events or factors, many of which are beyond our control.

      The stock market has experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been highly volatile. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against these companies. Litigation instituted against us, whether or not successful, could result in substantial costs and a diversion of our management's attention and resources, which would have a material adverse effect on our business and financial condition.

Potential year 2000 problems may involve significant time and expense and could disrupt our operations

      Failure of our internal computer systems or third party hardware or software, or of systems maintained by third parties, to operate properly with regard to the year 2000 and thereafter could cause systems interruptions or loss of data or could require us to incur significant unanticipated expenses to remedy any problems. Presently, we cannot reasonably estimate the duration and extent of any such interruption, or quantify the effect it may have on our future revenue. We are developing but have not yet finalized contingency plans to address the potential failure of our systems and third party systems to be year 2000 compliant.

      If our present efforts to address year 2000 compliance issues are not successful, or if third party suppliers, licensors and providers of hardware, software and services on which we rely do not successfully address such issues, our business, operating results and financial condition would be substantially harmed. Some of the products we have sold may prove to be year 2000 non-compliant. While we do not expect to have any material product liability associated with the sale of these products, as the seller we cannot be certain that we will not incur some expenses to remediate these products. Please refer to our discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issues."

Our principal stockholders, officers and directors can act together to substantially influence our business and policies and delay or prevent a change in our control

      After this offering, our directors, executive officers and principal stockholders will beneficially own approximately 24.5% of our outstanding common stock. As a result, these persons will continue to be able to exercise substantial control over all matters requiring stockholder approval, including election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in our control.

Our management has broad discretion over the use of the proceeds of this offering

      Our management could spend most of the proceeds of this offering in ways with which our stockholders may not agree. We intend to use the net proceeds of this offering for general corporate purposes, including capital expenditures and potential future acquisitions. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive from this offering.

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors."

      Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                USE OF PROCEEDS

      The net proceeds from the sale of the shares of common stock being offered by us in this offering are estimated to be approximately $57.0 million at an assumed public offering price of $30.63 (approximately $65.6 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

      We intend to use the net proceeds of this offering for general corporate purposes, including working capital, capital expenditures, sales and marketing, investments in systems and infrastructure and other corporate expenses, and may, when and if the opportunity arises, use an unspecified portion of the net proceeds to acquire or invest in complementary businesses, products and technologies. As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive in this offering. Accordingly, our management will have broad discretion in applying our net proceeds of this offering. Pending such uses, the net proceeds of this offering will be invested in investment grade, interest-bearing instruments.

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our Board of Directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs.

                        PRICE RANGE OF OUR COMMON STOCK

      Since our initial public offering on December 4, 1998, our common stock has traded on the Nasdaq National Market under the symbol "UBID." The following table sets forth the high and low closing prices of our common stock, for the periods indicated, as reported on the Nasdaq National Market.

                                                             High       Low
                                                             -----      ----
     Year ended December 31, 1998
     Fourth Quarter (from December 4, 1998)................. $188       $33

     Year ending December 31, 1999
     First Quarter.......................................... $134 1/16  $53 7/8
     Second Quarter......................................... $ 69 1/8   $21 5/8
     Third Quarter (through July 19, 1999).................. $ 33 15/16 $29 5/8

      On July 19, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $30.63. The market price for our stock is highly volatile and fluctuates in response to a wide variety of factors. See "Risk Factors--Our stock price is volatile, which could lead to losses by investors and costly securities litigation." As of July 19, 1999, there were approximately 107 record holders of our common stock.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of June 30, 1999 as follows:

    .  on an actual basis; and

    . as adjusted to give effect to the sale by us of 2,000,000 shares of our common stock offered hereby at an assumed public offering price of $30.63 per share and the receipt of estimated net proceeds from this offering, after deducting underwriting discounts and our estimated offering expenses. You should read this table in conjunction with the consolidated financial statements and notes and "Selected Consolidated Financial Data" included elsewhere in this prospectus.

                                                             June 30, 1999
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (in thousands)
Note payable to Creative................................. $  3,331   $  3,331
Stockholders equity(1):
  Preferred stock, $.001 par value; 5,000,000 shares
   authorized, no shares issued and outstanding--actual
   and as adjusted.......................................      --         --
  Common stock, $.001 par value; 20,000,000 shares
   authorized, 9,146,883 shares issued and outstanding,--
   actual; 11,146,883 shares issued and outstanding--as
   adjusted..............................................        2          4
  Additional paid-in capital.............................   37,138     94,111
  Deferred compensation..................................   (6,206)    (6,206)
  Accumulated deficit....................................  (18,996)   (18,996)
                                                          --------   --------
    Total stockholders' equity...........................   11,938     68,913
                                                          --------   --------
      Total capitalization............................... $ 15,269   $ 72,244
                                                          ========   ========

--------
(1) Excludes 2,388,124 shares of common stock issuable upon exercise of options outstanding as of June 30, 1999 under our 1998 Stock Incentive Plan and our informal stock option plan and 551,624 additional shares reserved for issuance pursuant to future grants under our 1998 Stock Incentive Plan. The outstanding stock options have a weighted average exercise price of $18.62 per share. See "Management--Employee Benefit Plans," "Management--Executive Compensation" and Notes 5, 6 and 8 of the notes to the financial statements.

                                    DILUTION

      As of June 30, 1999, our net tangible book value was $11.9 million in the aggregate, or $1.31 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. Dilution per share represents the difference between the amount per share paid by investors in this offering of common stock and the net tangible book value per share after the offering. After giving effect to the sale of 2,000,000 shares of common stock and after our application of the estimated net proceeds from the offering (at an assumed public offering price of $30.63), our net tangible book value as of June 30, 1999 would have been $68.9 million in the aggregate, or $6.18 per share. This represents an immediate increase in net tangible book value of $4.87 per share to existing shareholders and an immediate dilution in net tangible book value of $24.45 per share to new investors purchasing shares of common stock in the offering. If the public offering price is higher or lower, the dilution to the new investors will increase or decrease accordingly. The following table illustrates this per share dilution:

   Assumed public offering price per share.......................       $30.63
     Net tangible book value per share before the offering....... $1.31
     Increase attributable to new investors......................  4.87
                                                                  -----
   Pro forma net tangible book value per share after the
    offering.....................................................         6.18
                                                                        ------
   Dilution per share to new investors...........................       $24.45
                                                                        ======

                            SELECTED FINANCIAL DATA
                 (dollars in thousands, except per share data)

      The following selected statements of operations data for the period from April 1, 1997 (inception) through December 31, 1997, and for the year ended December 31, 1998 and the selected balance sheet data as of December 31, 1997 and 1998 have been prepared using our audited financial statements and the notes thereto appearing elsewhere in this prospectus and have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for each of the six-month periods ended June 30, 1998 and 1999, and the balance sheet data as of June 30, 1999, are derived from our unaudited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. When you read this financial data, it is important that you also read the historical financial statements and related notes included in this prospectus, as well as the section of this prospectus related to Management's Discussion and Analysis of Financial Condition and Results of Operations. The historical results are not necessarily indicative of future results.

                            Inception        Year         Six Months Ended
                         (April 1, 1997)    Ended             June 30,
                         to December 31, December 31, --------------------------
                              1997           1998        1998          1999
                         --------------- ------------ ----------  --------------
                                                             (unaudited)
Statement of Operations
 Data:
Net revenues............   $        9     $   48,232  $    8,826    $   79,907
Gross profit............            1          3,975         680         6,945
Loss from operations....         (287)        (9,999)     (1,801)       (8,928)
Net loss................         (313)       (10,169)     (1,888)       (8,514)
Basic and diluted net
 loss per share(1)......   $    (0.04)    $    (1.36) $    (0.26)   $    (0.93)
Shares used to compute
 basic and diluted net
 loss per share(1)......    7,329,883     7,461,061    7,329,883     9,146,883

                                 December 31,               June 30, 1999
                         ---------------------------- --------------------------
                              1997           1998       Actual    As Adjusted(2)
                         --------------- ------------ ----------  --------------
                                                             (unaudited)
Balance Sheet Data:
Cash and cash
 equivalents............   $      --      $   26,053  $   20,780    $   77,755
Working capital.........           31         21,445      13,528        70,503
Total assets............          358         34,625      33,541        90,516
Note payable to
 Creative...............          670          3,331       3,331         3,331
Total stockholders'
 equity (deficit).......         (312)        18,633      11,938        68,913

--------
(1) See Notes 1 and 5 of the notes to the financial statements for an explanation of the number of shares used in computing the amount of basic and diluted net loss per common share and Note 5 for an explanation of the non-cash charge recorded in the fourth quarter of 1998 and the first half of 1999 in connection with certain employee and director stock options granted prior to our initial public offering.

(2) Adjusted to reflect the sale of 2,000,000 of our shares in this offering at an assumed public offering price of $30.63 per share and our receipt of the estimated net proceeds after deducting the estimated underwriting discounts and commissions and offering expenses.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

      We operate a leading online auction marketplace offering products to consumers and businesses. Our auctions currently feature a rotating selection of brand name computers, consumer electronics, housewares, sporting goods and memorabilia, and jewelry which typically sell at significant discounts to prices found at traditional retailers. We currently run auctions seven days a week, offering on average over 3,000 total items in each of our daily auctions. From our first auction in December 1997 through June 30, 1999, we auctioned over 787,000 merchandise units, registered over 533,000 users and recorded more than 54.0 million visits to our Website. Our net loss of $19.0 million from our inception to June 30, 1999 was principally due to investments in infrastructure as we commenced sales operations. We expect to continue to experience losses for the foreseeable future as we continue to make significant investments in building our customer base and operating infrastructure.

      We obtain merchandise directly from over 300 manufacturers, distributors and retailers. In March 1999, we introduced the uBid Auction Community, which provides approved suppliers access to the uBid Website to place products for direct auction to customers. We have recently expanded into the business-to-business market through agreements with Cahners and Surplus Record, publishers of business periodicals that cover a wide variety of industries. Through these arrangements, we plan to offer a variety of industrial equipment products for auction to business customers.

      We either purchase merchandise outright or acquire the right to sell the merchandise under consignment-type relationships with suppliers on a revenue sharing basis. In the case where we purchase merchandise outright, we bear both inventory and price risk. When we acquire merchandise on a revenue sharing basis, title to the inventory passes to us only after the sale, and we invoice the customer and bear the credit and return risks. Under both types of transactions, whether purchased inventory or revenue sharing, we recognize the full sales amount as revenue after we verify the credit card transaction authorization and ship the merchandise. In instances where the credit card authorization has been received but the merchandise has not been shipped, we defer revenue recognition until the merchandise is shipped. We have begun offering credit to some of our business customers that have been pre-qualified as having appropriate credit ratings, and accordingly, we will have to manage the associated risks of accounts receivable expansion and collection.

      In connection with our new agreements with Cahners and Surplus Record, revenue will be recognized on a commission basis. Upon the sale of items under such arrangements, only the commissions will be recorded as revenues. In such cases, we will not bear either inventory or credit risk.

      Through June 30, 1999, we have incurred expenses related to establishing ourselves as an independent company of approximately $200,000 and estimate that we will need to spend a total of approximately $1.8 million in capital expenditures to fully establish ourselves as an independent company. These expenditures will include warehouse and distribution equipment, hardware and software for computer systems and furniture and fixtures. We expect to fund our purchase of capital equipment with working capital, including the proceeds from this offering. As of the spin-off date, we terminated a services agreement with Creative, pursuant to which Creative provided us with various administrative services. Since that time, we have engaged third parties to perform some of these services and have had other of the services performed internally by our personnel.

      Due to our historical dependence on Creative for funding and certain services, our ability to grow prior to our initial public offering was constrained by the allocation of resources made by Creative. Our growth has also been constrained by our inability to sell and ship products internationally due to contractual restraints on Creative and because we have been precluded from selling certain lines of merchandise as a result of agreements to which Creative is subject. As a result of the spin-off, we are no longer subject to these restrictions.

      We have an extremely limited operating history upon which to base an evaluation of our business and prospects. Our business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets such as electronic commerce. Although we have experienced significant growth in revenue since commencing of operations, there can be no assurance that our revenue will continue at its current level or rate of growth. Our revenue depends substantially upon the level of auction activity on our Website. In addition, we have relatively low gross margins and plan to increase our operating expenses significantly by increasing the size of our staff, expanding our marketing efforts, purchasing larger volumes of merchandise to be sold at auction and building a larger infrastructure to support planned growth. To the extent that increases in operating expenses precede or are not subsequently followed by increased revenue, our business, results of operations and financial condition will be materially adversely affected.

      Beginning in October 1997, we granted stock options to attract and retain key employees. These options were exercisable only in the event of a successful initial public offering or sale of our company. The completion of our initial public offering on December 4, 1998 caused a new measurement date to occur, requiring us to compute compensation expense based upon the difference between the exercise price of the options and the IPO price. We will record a non-cash compensation expense charge of $13.3 million in connection with stock options granted prior to the IPO at prices less than the initial public offering price of our common stock. The compensation charge will be recognized over the five-year vesting period of such options. Accordingly, we recorded a compensation expense of $5.3 million in the fourth quarter of 1998 and $1.8 million in the first half of 1999.

Results of Operations

Six Months Ended June 30, 1998 and 1999

      Net Revenues. Net revenues are comprised of gross merchandise sales, shipping income net of returns and advertising revenues. Net revenues increased to $79.9 million from $8.8 million in the first half of 1998. The increase in net revenues was due to significant growth in our customer base, an expanded selection of merchandise offered and an increase in the number of auctions per week. We intend to increase advertising to drive additional traffic to our Website, further allowing us to broaden our customer base, increase the number of auctions per week and expand the selection and number of items offered.

      Gross Profits. Gross profits are comprised of net revenues minus the cost of merchandise, shipping and shipping-related expenses, net of returns. Gross profits are affected by our ability to cost-effectively source merchandise and attract sufficient traffic to our Website to achieve a favorable balance between the number of bidders and the amount of merchandise auctioned. Gross profits increased to $6.9 million from approximately $680,000 in the first half of 1998. As a percent of net revenues, our gross profit in the first half of 1999 was 8.7%, compared to 7.7% in the first half of 1998. Gross profit percentage increased due to expansion into new higher margin product categories.

      Operating Expenses. Operating expenses have increased significantly since our inception. This trend is expected to continue as we continue to expand our operations to increase our customer base, enhance our brand name and increase our market share, all of which will require significant increases in marketing and advertising expenditures, additional personnel, enhancements to our and further development of our infrastructure. Creative has provided us with administrative (accounting, human resources, legal) (through June 7, 1999), warehousing and distribution (through June 1998), Internet/telecom and joint marketing services. The costs of these services as a percent of total operating expenses have declined each quarter since our inception. We expect that these costs will continue to decline as a percent of total operating expenses and in absolute dollars in the future. Since the time of the spin-off, we have had to engage third parties to perform certain administrative and transactional services or have such services performed by our personnel. We do not expect that the costs associated with the transition to internal and third party administration and transaction processing will be material.

      Sales and Marketing. Sales and marketing expenses consist primarily of advertising and promotional expenditures, as well as payroll and related expenses for sales and marketing personnel. Sales and marketing expenses increased to $6.6 million from approximately $557,000 in the first half of 1998. Sales and marketing expenses as a percent of net revenues were 8.3% for the first half of 1999, an increase from 6.3% in the first half of 1998. These expenses have increased due to increasing advertising expenditures and personnel additions. We expect sales and marketing expenses to increase significantly in absolute dollars as we increase our customer base.

      Technology and Development. Technology and development expenses consist primarily of payroll and related expenses for systems personnel who develop our Website and related systems, charges from Creative relating to hosting of our Website and Internet/telecom operations, and amortization of capitalized software development costs. Creative has been responsible for hosting our Website and for Internet/telecom operations. Creative has charged us rates that management believes are no less favorable than those which could be obtained from an unaffiliated third party. Technology and development expenses increased to $1.6 million from approximately $405,000 in the first half of 1998. Technology and development costs as a percent of net revenues were 2.0% for the first half of 1999, a decrease from 4.6% in the first half of 1998 when initial investments in our Website and related systems were relatively high as a percentage of net revenues.

      General and Administrative. General and administrative expenses consist primarily of credit card processing, payroll and related expenses, warehousing and distribution, merchandising, customer service, accounting and administration, executive and other general corporate expenses. Until the spin-off date, Creative provided certain general and administrative services for credit card processing, accounting and benefits administration. General and administrative expenses increased to $5.9 million from $1.5 million in the first half of 1998. General and administrative expenses have increased primarily due to hiring additional personnel and related costs to support increased sales such as credit card processing and distribution costs. General and administrative expenses as a percent of net revenues were 7.3% compared to 17.2% in the first half of 1998. We expect general and administrative expenses to increase in absolute dollars in the future as we expand our operations.

      Stock Option Compensation Expense. Prior to our initial public offering, we had granted 1,038,278 options to purchase our common stock at prices less than the $15.00 per share initial public offering price. These options were exercisable only in the event of a successful initial public offering or sale of our company. The completion of our initial public offering on December 4, 1998 caused a new measurement date to occur, requiring us to compute compensation expense based upon the difference between the exercise price of the options and the IPO price. Based upon the difference between the IPO price of $15.00 per share and the exercise prices of the 1,038,278 options outstanding at December 4, 1998, the total compensation charge will be $13.3 million, which will be amortized over the vesting periods of the outstanding options. We recognized $1.8 million of this charge to compensation in the first half of 1999.

      Income Taxes. We record our income tax provision on a separate return basis. We had a net loss since our inception in 1997 and expect to incur losses for the foreseeable future. No benefit for income taxes was provided in 1997 or 1998 due to the uncertainty of realization of these benefits in future years.

      Net Loss. Based on the foregoing information, we had a net loss of $8.5 million for the first half of 1999 and $1.9 million in the first half of 1998. The loss in the first half of 1999 was due in part to investments in infrastructure as we continued to expand our sales operations and a non-cash charge for amortization of stock compensation expense related to pre-IPO stock options. We expect to continue to experience losses for the foreseeable future as we continue to make significant investments in building our customer base and operating infrastructure.

Period from April 1, 1997 (inception) to December 31, 1997 and Year Ended December 31, 1998

      Net Revenues. We held our first auction the last week of December 1997. For the year ended December 31, 1998, net revenues were $48.2 million. Growth in net revenues was due to significant growth in our customer base, an expanded selection of merchandise offered and an increase in the number of auctions per week. We intend to increase traffic to our Website, further allowing us to broaden our customer base, increase the number of auctions per week and expand the selection and number of items offered.

      Gross Profits. Gross profits for the year ended December 31, 1998 were $4.0 million. As a percent of net revenues, our gross margin was 8.2% for the year ended December 31, 1998. Gross margin is affected by our ability to cost-effectively source merchandise and attract sufficient traffic to our Website to achieve a favorable balance between the number of bidders and the amount of merchandise auctioned. Merchandise acquired from Creative represented over 90% of the merchandise sold in the first two months of operations, decreased to approximately 30% in March and April 1998, and represented less than 10% for 1998.

      Operating Expenses. Our operating expenses have increased significantly since our inception. This trend is expected to continue as we continue to expand our operations to increase our customer base, enhance our brand name and increase our market share, all of which will require significant increases in marketing and advertising, additional personnel, enhancements to our Website and further development of our infrastructure. Creative has provided administrative (accounting, human resources, legal) (through June 7, 1999), warehousing and distribution (through June 1998), Internet/telecom and joint marketing services to us. The cost of these services represented 72% and 21% of our total operating expenses from our inception to December 31, 1997 and for the year ended December 31, 1998, respectively. It is expected that these costs will continue to decline as a percent of total operating expenses and in absolute dollars in the future. Since the time of the spin-off, we have had to engage third parties to perform certain administrative and transactional services previously provided by Creative or have such services performed by our personnel. We do not expect that the costs associated with the transition to internal and third party administration and transaction processing will be material.

      Sales and Marketing. Sales and marketing expenses were approximately $10,000 and $2.8 million from our inception to December 31, 1997 and for the year ended December 31, 1998, respectively. Sales and marketing expenses as a percent of net revenues were 5.9% for the year ended December 31, 1998. These expenses have increased significantly each month of operations due to increasing advertising expenditures and personnel additions. We expect sales and marketing expenses to increase significantly in absolute dollars as we increase our customer base.

      Technology and Development. Technology and development expenses were approximately $66,000 and $1.0 million from our inception to December 31, 1997 and for the year ended December 31, 1998, respectively. Technology and development costs as a percent of net revenues were 2.1% for the year ended December 31, 1998. In addition to the expenses in 1997, we capitalized approximately $267,000 relating to the development of the core software for our Website. These costs are being amortized over three years. The increase in technology and development expenses during 1998 was primarily attributable to increased staffing and associated costs relating to enhancing the features and functionality of our Website and related systems. Creative has been responsible for hosting our Website and for Internet/telecom operations. Creative has charged us rates that management believes are no less favorable than those which could be obtained from an unaffiliated third party.

      General and Administrative. General and administrative expenses were approximately $212,000 and $4.9 million for the period from our inception to December 31, 1997 and for the year ended December 31, 1998, respectively. General and administrative expenses as a percent of net revenues were 10.1% for the year ended December 31, 1998. Creative supplied general and administrative services for warehousing and distribution, credit card processing, accounting and benefits administration. General and administrative expenses increased during 1998 primarily due to hiring additional personnel and related costs to support increased sales such as credit card processing and distribution costs.

      Stock Option Compensation Expense. As discussed above, we will incur a total compensation charge of $13.3 million in connection with options we granted prior to our initial public offering. This amount will be amortized over the vesting periods of the outstanding options. We recognized $5.3 million of this charge to compensation in December 1998.

      Income Taxes. We have had a net loss since our inception in 1997 and expect to incur losses for the foreseeable future. No benefit for income taxes was provided in 1997 or 1998 due to the uncertainty of realization of these benefits in future years.

      Net Loss. Based on the foregoing information, we had a net loss of approximately $313,000 and $10.2 million for the period from our inception to December 31, 1997 and for the year ended December 31, 1998, respectively. In the year ended December 31, 1998 the loss from operations before the non-cash stock option compensation expense was $4.7 million, and the stock option compensation expense totaled $5.3 million.

Liquidity and Capital Resources

      Prior to our December 1998 IPO, we financed our operations with advances from Creative and cash flow from operations. The net proceeds from our IPO were $23.8 million.

      Net cash used in operating activities was $3.9 million and $1.4 million for the six months ended June 30, 1999 and 1998, respectively. During the six months ended June 30, 1999, the net decrease in cash from operating activities was due to a net loss from operations of $8.5 million after the non-cash compensation charge of $1.8 million, an increase in inventories of $1.4 million, a reduction of approximately $873,000 in the amount of short-term advances from Creative, an increase in prepaid expenses of approximately $816,000 and an increase in accounts receivable of approximately $796,000. This decrease was partially offset by an increase in accounts payable of $3.4 million and an increase in accrued marketing and other accrued expenses of $3.1 million.

      Cash used in investing activities was $1.4 million and approximately $37,000 for the six months ended June 30, 1999 and 1998, respectively, due to purchases of warehousing, systems and office equipment.

      We anticipate that we will have negative cash flows for the foreseeable future. Creative advanced cash to us for our operations until the consummation of our IPO. Upon consummation of our IPO, those advances were converted into a note payable to Creative. The outstanding balance on the note bears interest at the prime rate and will be repaid in June 2000. Interest income of $551,000 earned on the proceeds of the IPO was offset by interest expense of approximately $137,000 on the note payable to Creative. Net proceeds from our IPO are being used for working capital needs, including advertising and brand development for growth, as well as development of our infrastructure. Through June 30, 1999, we incurred expenses related to establishing ourselves as an independent company of approximately $200,000 and estimate that we will need to spend a total of approximately $1.8 million in capital expenditures to fully establish ourselves as an independent company. These expenditures will include warehouse and distribution equipment, hardware and software for computer systems and furniture and fixtures. We expect to fund the purchase of this equipment with working capital. Our primary hardware systems currently are located in Torrance, California. In March 1999, we entered into an agreement with Exodus Communications to co-locate our servers and to develop a mirrored site location in Chicago, Illinois. Although we anticipate continuing to use our current shareware systems in Torrance for the near term, we intend to purchase our own hardware and software systems, by the end of 1999, at an estimated cost of approximately $1 million. In addition, we plan to install new database management software, purchase new enterprise software and upgrade our existing systems over the next nine months at a total estimated cost of approximately $3.3 million. We expect to fund the purchase of this equipment with working capital, including the proceeds from this offering.

      We intend to retain any earnings for the foreseeable future for use in the operation and expansion of our business. Consequently, we do not anticipate paying any cash dividends on our common stock to our stockholders for the foreseeable future. In addition, it is probable that any debt financing agreements we may enter into will contain restrictions on our ability to declare dividends.

      We believe that the net proceeds from our IPO and this offering will satisfy our working capital and capital expenditure requirements for at least the next twelve months. However, there can be no assurance we will not require additional funds prior to the expiration of such period. Even if such additional funds are not required, we may seek additional equity or debt financing. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders.

      Our ability to raise equity capital within the next two years may be limited as a result of statutory and contractual restrictions relating to the spin-off. For a discussion of these restrictions and the risks they present, see the risk factor captioned "We are subject to restrictions on our ability to issue equity securities, which may limit our ability to grow our business and compete effectively" and "Certain Transactions--Tax Indemnification and Allocation Agreement."

Year 2000 Issues

      Computer systems, software packages, and microprocessor dependent equipment may cease to function or generate erroneous data when the year 2000 arrives. The problem affects those systems or products that are programmed to accept a two-digit code in date code fields. To correctly identify the year 2000, a four-digit date code field will be required to be what is commonly termed "year 2000 compliant."

      We may realize exposure and risk if the systems for which we are dependent upon to conduct day-to-day operations are not year 2000 compliant. The potential areas of exposure include electronic data exchange systems operated by third parties with which we transact business, certain products purchased from third parties for resale, the supply and distribution chain for products we sell, and computers, software, telephone systems and other equipment used internally. To minimize the potential adverse affects of the year 2000 problem, we have established an internal project team comprised of all functional disciplines. This project team has identified internal systems (both information technology and non-information technology systems) that are not year 2000 compliant, has determined their significance in the effective operation of our business, and has developed plans to resolve the issues where necessary. We have been communicating with the suppliers and others with whom we do business to assess their year 2000 readiness. The responses we have received to date generally have indicated that steps are currently being undertaken by the respondents to address this concern. However, if such third parties are not able to make all systems year 2000 compliant, there could be a material adverse impact on our business and financial condition.

      Initial review of our principal transaction processing software through which nearly all of our business is transacted has determined it to be year 2000 compliant and, as such, we do not anticipate any material adverse operational issues to arise. We have completed 90% of our year 2000 assessment for critical systems and plan to complete our assessment by the end of the third quarter of 1999. We have begun to implement corrective solutions, which we expect to complete before the end of the third quarter of 1999. To date, the costs we have incurred with respect to this project are approximately $200,000. Based on current estimates, management expects that our total costs in connection with our year 2000 compliance project will be approximately $500,000 and will be financed from general corporate funds; however, future anticipated costs are difficult to estimate with any certainty and may differ materially from those currently projected based on the results of the assessment phase of our year 2000 project. The anticipated costs associated with our year 2000 compliance program do not include time and costs that may be incurred as a result of any potential failure of third parties to become year 2000 compliant or costs to implement our contingency plans. Management estimates that approximately one half of the expected costs will be attributed to the redeployment of internal resources and the other half will be comprised of external consulting fees and software and hardware upgrades. The redeployment of internal data processing resources is not expected to materially delay any significant projects.

      We believe our auction software to be year 2000 compliant; however, full compliance will be verified by an external consultant no later than the end of the third quarter of 1999. We currently run various third party applications that require year 2000 updates. These are available and are expected to be implemented no later than the end of the third quarter of 1999. Some of the products we have sold may prove to be year 2000 non-compliant. While we do not expect to have any material product liability associated with the sale of these products, as the seller we cannot be certain that we will not incur some expenses to remediate these products. We have begun developing contingency plans for each department in the event that any critical systems are not year 2000 compliant. Upon completion of this project, if systems material to our operations have not been made year 2000 compliant, or if third parties fail to make their systems year 2000 compliant in a timely manner, the year 2000 issue could have a material adverse effect on our business, financial condition and results of operations.

                                    BUSINESS

Overview

      uBid operates a leading online auction marketplace offering products to both consumers and businesses. We provide a unique experience that offers buyers the opportunity to set their own prices on popular, brand name products at significant discounts to prices found through traditional channels. Our online auctions provide suppliers with an efficient and economical channel for maximizing revenue on their merchandise while at the same time moving excess or unique products and providing consumers and businesses with a convenient method for obtaining this merchandise at substantial savings. Our auctions currently feature a rotating selection of brand name computers, consumer electronics, housewares, sporting goods and memorabilia, and jewelry which typically sell at significant discounts to prices found at traditional retailers. We run auctions 24 hours a day, seven days a week, currently offering on average over 3,000 total items in each of our daily auctions. From our first auction in December 1997 through June 30, 1999, we have auctioned over 787,000 merchandise units, registered over 533,000 users and recorded more than 54 million visits to our Website.

      We obtain merchandise directly from over 300 manufacturers, distributors and retailers. In March 1999, we introduced the uBid Auction Community, which provides approved suppliers access to the uBid Website to place products for direct auction to customers. We have recently expanded into the business-to-business market through agreements with Cahners Business Information, a division of Reed Elsevier, Inc., and Surplus Record, Inc., publishers of business periodicals that cover a wide variety of industries. Through these arrangements, we plan to offer a variety of industrial equipment for auction to business customers.

Industry Background

 Growth of the Internet and Online Commerce

      The Internet has emerged as a medium for commerce enabling millions of people to share information and conduct online business on a global basis. International Data Corporation estimates that the number of Web users worldwide will grow from approximately 142 million in 1998 to approximately 502 million by the end of 2003.

      The acceptance of the Web represents an enormous opportunity for consumers and businesses to conduct commerce over the Internet. Forrester Research estimates that online business-to-consumer commerce will reach approximately $108 billion by 2003 and that online business-to-business commerce will reach approximately $1.3 trillion by 2003. Consumers and businesses typically use the Web to exchange products and services that can be easily described with graphics and text such as computers, consumer electronics, books, CDs and airline tickets. The Internet provides the opportunity to develop one-to-one relationships with customers from a central location without having to build the infrastructure associated with traditional businesses. It also provides a direct channel for businesses to interactively market and sell products to other businesses.

 The Online Auction Market Opportunity

      Online auctions are uniquely suited to the Web because they leverage the information collection abilities and interactive nature of the Internet. Forrester Research estimates that in 2002 the online consumer auction market will reach approximately $12 billion while the online business auction market will reach approximately $53 billion. Online auctions allow merchants to minimize their risk of price erosion on unsold products. These products may include excess and unique items, which can be new or refurbished. Suppliers traditionally have sold excess goods through various liquidation channels such as factory outlets, catalogs, resellers and mass merchants. These channels are highly inefficient for buyers and sellers for the following reasons:

    .  the channels are fragmented and multi-layered;

    . buyers and sellers lack a reliable and interactive mechanism for setting prices that reflect the product's true market value;

    . sellers may incur a high cost of developing and maintaining the physical infrastructure that must be reflected in the price of products and services;

    . sellers are unable to gather, interpret and use information effectively to minimize inventory and maximize margins;

    . sellers are unable to cost effectively reach a broad consumer audience;

    .  buyers have limited access to a variety and breadth of goods; and

    .  transactions must be completed during pre-set hours.

      Online auctions leverage the Internet infrastructure to solve many of these inefficiencies by empowering buyers and suppliers. Suppliers can now maximize revenue on merchandise through an alternative channel, while preserving their primary distribution channel. Suppliers can test price points and demand on new or limited supply items. Buyers can set their own price through dynamic pricing and their specific requirements. In addition, the auction site can collect valuable marketing and pricing information about the bidders and sellers. As a result, a significant opportunity exists for a centralized online marketplace that combines the unique attributes of the Internet with the economic advantages of an auction format.

The uBid Solution

      Our online auctions provide suppliers with an efficient and economical channel for maximizing revenue on their merchandise while at the same time moving excess merchandise and providing consumers and businesses with a convenient method for obtaining these products at substantial savings.

      Our online auctions offer:

    . Compelling Value Proposition for Customers. Customers traditionally have made purchase decisions based on static pricing models that assume the value of a single product is the same for each customer. We provide a unique buying experience, offering consumers and businesses the opportunity to set their own prices on popular, brand name products at significant discounts to prices found through traditional channels. We believe that the compelling value proposition of this approach can be extended to virtually all product categories.

    . Broad Product Offering. Customers are attracted to our auctions by our broad selection of over 3,000 total items available in each daily auction. We have leveraged our auction experience, traffic information, merchandising relationships and direct customer interface capabilities to expand our product offering to include housewares, sporting goods and memorabilia, and jewelry.

    . Highly Efficient Channel for Suppliers. Our online auctions provide suppliers with an attractive distribution channel for their products. Suppliers are attracted to uBid because of the large number of potential buyers. The frequency of our auctions and our ability to continuously add new items allow suppliers to dispose of inventory quickly to minimize the risk of price erosion. In addition, our auctions provide suppliers the opportunity to optimize sales value while at the same time liquidating excess merchandise directly to a nationwide audience, without conflicting with their primary distribution channels.

    . Extensive Merchandising Experience. We have developed a comprehensive auction management process that allows us to capture detailed information concerning where, when, how and to whom products are sold, and helps us to predict customer preferences. Our auction merchandising model allows us to maximize revenues on products put into auction by using a sophisticated statistical software package. This software allows us to project the price at which each product will ultimately be sold to consumers based on current traffic and demand, and to determine at what price to purchase products from over 300 suppliers, the product mix, and the number of products we should auction on a given day.

Business Strategy

      Our objective is to become the online auction marketplace of choice for suppliers and consumers. The key elements of our strategy are:

    . Increase Traffic to the uBid Site. We believe that a key component to our success is increasing traffic to our Website. We will focus on the following objectives to implement this strategy:

         Strengthen the uBid Brand. We intend to pursue an off-line advertising campaign which may include traditional media forms such as print, radio and television. This campaign will highlight the unique buying experience we offer to consumers and businesses with the opportunity to set their own prices on popular, brand name products. We also plan to increase points of access by forming relationships with, and advertising on, leading Websites, such as our existing arrangements with AOL, MSN, PCWorld Online, LookSmart and Prodigy. Premier positioning on these sites drives traffic and gives us credibility to users and suppliers who are unfamiliar with our business.

         Increase Repeat Visits. We believe that our auction format, regular rotation of merchandise and user-friendly Website encourage bidders to return on a frequent basis. Repeat orders accounted for approximately 72% of total customer orders for the three months ended June 30, 1999. We have instituted a variety of customer loyalty programs designed to increase customer retention. For example, we have entered into a marketing agreement with First USA to offer a co-branded credit card and special programs and promotions designed specifically for uBid customers. In addition, we believe that our Website features, which allow customers to track their complete bidding history and quickly update customer information, increase user loyalty.

         Introduce Co-Branded Auction Sites. We have begun to construct auction sites in cooperation with other parties and will provide them with our auction capabilities. These sites will be co-branded under the uBid name and the name of the third party. We have arrangements to construct co-branded auction sites with LookSmart, Cahners, LibertyOne and Surplus Record and will continue to pursue additional opportunities to operate co-branded auction sites.

         Provide Internet Portal Auction Capabilities. We believe opportunities exist to partner with various Internet portals to provide auction capabilities for both the business and consumer markets. We intend to seek arrangements in which we would provide the auction software and operate the auctions for the portal. In exchange, the portal could provide traffic to the main uBid site or other compensation.


    . Expand Markets. We believe that significant opportunities exist to leverage our auction technology, marketing and expertise into new markets.

         Business-to-Business. Business-to-business markets to date have seen very little penetration by electronic commerce, and the current distribution in many of these markets is concentrated in various broker-dealer networks and is extremely inefficient. We believe opportunities exist in various business-to-business equipment and commodity product categories and we have recently entered into agreements with Cahners and Surplus Record to auction a wide variety of industrial products to business customers.

         uBid Auction Community. In March 1999, we introduced the uBid Auction Community to allow suppliers to further benefit from the uBid infrastructure. The Auction Community allows approved suppliers to place products directly on the uBid Website for auction. It also provides suppliers access to the site directly, allowing them to benefit from our marketing resources, call center operations, credit card processing and auction software. Upon sale, we process the credit card transaction and receive a commission from the sale, and the supplier ships the products directly to the customer. In June 1999, the Auction Community had over 250 approved suppliers, with an average of over 8,000 units being offered at auction each week. We believe that the

       Auction Community will increase the number of products offered on our Website and will expand the number of suppliers offering products for auction.

         International Opportunities. We intend to expand the uBid model into international markets. Prior to our June 1999 spin-off, we were contractually restricted from selling our products overseas. Since then, we have entered into an agreement with LibertyOne, an Australian media company, to provide LibertyOne access to our auction technology and brand in exchange for a licensing fee and future royalties from its auction sales in Australia and New Zealand, with an option to expand into various Southeast Asian markets. We plan to enter other markets, such as Europe, either directly or through alliances.

    . Broaden Category Offerings. We are continuing to expand our lines of merchandise to add categories that are well suited for the online auction format. While our initial focus was primarily on computer products and consumer electronics, we have broadened our product categories to include housewares, sporting goods and memorabilia, and jewelry. In addition, we are expanding our computer products category to include downloadable software through our agreement with Digital River.

    . Increase Revenue Sharing and Commission Based Arrangements with Suppliers. We believe revenue sharing arrangements increase margin opportunity for suppliers and ensure gross margin percentage for us. We have entered into a number of revenue sharing arrangements to split the sales proceeds with suppliers on an agreed-upon percentage basis in which title to the merchandise passes to us only after the sale. In the second quarter of 1999, we generated approximately 13% of our revenue from revenue sharing agreements and expect to increase this percentage over time. In addition, we plan on expanding into product categories and markets in which we will act as an auction agent and record only a commission on the product sold.

The uBid Auction

      We have designed our attractive, fast, and easy-to-use Website to provide a compelling shopping experience for the user through an interactive auction format. Customers enter the auction at the uBid home page, or through a link to the home page, which displays a list of product categories and sub-categories and showcases the auction's featured items. Within a specific sub-category, we auction a number of identical items at the same time. The minimum opening bid for each item is generally $7. The product page for each item features a concise product description, full-color image and detailed technical specifications. In addition, a table lists the quantity available, the bid range, the minimum incremental bid, the current winning bidders, the amount of their bids and the time of auction close.

      To participate in the auction, a first-time bidder must complete the simple electronic registration form found on our Website. The bidder is then given an identification number and chooses a password. Once registered, the customer can bid and buy at will in the same or future auctions. After a customer bids on a product, the corresponding bidder list is updated to reflect the bid and the customer's new position in the list of bidders. At the customers' option, they may elect to receive an e-mail when outbid or use agent bidding to automatically increase the bid up to a predetermined maximum dollar amount. These functions increase the likelihood that the user will place an additional bid.

      When the auction closes, the highest bidders win at their actual bid prices. Each winning bidder might pay a price that is different from the prices paid by other winning bidders. When bidders' prices are equal, bids for larger quantities and with earlier initial bid times prevail. Using our proprietary software, we automatically determine the winning bidders and send an e-mail message to confirm their purchases the same day. After being screened by our anti-fraud software, the customer's credit card is charged and the merchandise is shipped.

Products and Merchandising

      We currently offer on average over 3,000 total items in each of our daily auctions. For the quarter ended June 30, 1999, our product mix based on revenues consisted of approximately 47% new merchandise

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

and 53% refurbished products. This mix can fluctuate from quarter to quarter depending on the type of products available for purchase at acceptable prices. Regardless of the source of the merchandise, most merchandise we sell is covered by manufacturer or refurbisher warranties. For most products, the customer may purchase an extended warranty provided by a third party, Independent Dealer Services, in those states where third-party warranties are permitted by law. We believe that this extended warranty, combined with our emphasis on customer service, provides us with an advantage over our competitors, which generally rely solely on the warranties provided by the supplier.

      We currently offer merchandise in the following categories:

         Computer Products: Desktops, portable computers, computer accessories, disk drives, modems, monitors/video equipment, components, printers, scanners, digital cameras, software and home office products.

         Consumer Electronics: Home theater equipment, home audio equipment, speakers, televisions, camcorders, VCRs, DVD players, portable audio players and automobile audio equipment.

         Housewares: Kitchen appliances, vacuum cleaners, furniture, photography and sunglasses.

         Sporting Goods and Memorabilia: Sports memorabilia, golf and tennis, health and fitness, outdoor sports, bicycles, water sports and team sports equipment.

         Jewelry and Gifts: Fine jewelry, including rings, earrings, watches, bracelets and loose stones.

      Our recent auctions have included the following brand names:

                    Consumer                       Sporting Goods
   Computers        Electronics   Housewares       & Memorabilia  Jewelry & Gifts
   ---------        -----------   ----------       -------------- ---------------
   Apple            Aiwa          3M               Callaway       Calvin Klein
   AST              AT&T          Braun            Carbite        Casio
   Casio            Bose          Bush Furniture   Donruss        D.G. Jewellry
   Compaq           Canon         Coleman          Oakwood        Swiss Army
   Dell             Denon         Eureka           Orlimar        Timex
   Gateway          Harman/Kardon Honeywell        Peugeot
   Hewlett Packard  Infinity      Norelco          Ping
   Hitachi          JBL           Panasonic        Taylor Made
   IBM              JVC           Ray-Ban          Titleist
   Iomega           Kodak         Rubbermaid       Tommy Armour
   Micron           Minolta       Seattle's Finest Topps
   Microsoft        Nintendo      Singer           Upper Deck
   NEC              Olympus
   Toshiba          Panasonic
                    Pioneer
                    Polaroid
                    RCA
                    Xerox

Supplier Relationships

      We obtain merchandise from over 300 manufacturers, distributors and retailers. We believe that we have substantial access to additional sources of merchandise and are in a position to leverage our existing relationships and add new suppliers to increase the breadth and number of products we offer. Since merchandise availability can be unpredictable, a strong base of supplier relationships is important to our success. As a result, our buying staff maintains ongoing contact with our suppliers to learn when new merchandise becomes available.

      On most of our products, we assume the full inventory and price risk. We believe our ability to sell our inventory quickly through our auctions justifies the cost of and risk involved in carrying inventory. We have developed a sophisticated auction management process to project the price at which each product will ultimately be sold to consumers based on current traffic and demand, and to determine at which price to purchase products from suppliers. In the event we are left with excess inventory, we place this inventory up for auction immediately through our auction site. To date, our exposure to excess inventory has not been material.

      We also have entered into revenue sharing arrangements with several suppliers to split the sales proceeds on an agreed-upon percentage basis. We believe these revenue sharing arrangements are attractive to suppliers because they allow the supplier to potentially realize more revenue than in the case where we purchase the merchandise for a fixed price. Our avoidance of any inventory risk, greater margin upside for the suppliers and ensured gross margin percentage for us make revenue sharing agreements an attractive arrangement to both us and our suppliers. These agreements represented approximately 13% of our revenue for the quarter ended June 30, 1999. As we enter into more of these arrangements, we believe that the percentage of our revenues represented by revenue sharing arrangements will continue to increase over the next 12 months.

Sales and Marketing

      To achieve our objective of becoming the Internet auction site of choice for suppliers and consumers, we have developed a marketing strategy to strengthen our brand name and increase customer traffic to our Website. This marketing strategy consists of establishing relationships with leading online companies, as well as employing a mix of media and promotional activities to achieve these goals.

      Relationships with Leading Online Companies. We have established relationships with a number of Internet service and content providers to increase our access to online customers and to build brand recognition. We intend to complement our existing relationships and establish a leading brand name by pursuing additional agreements. Representative relationships include:

    . AOL. This relationship provides access to AOL's members through "premier placements" in the Auctions & Outlets, Computer Hardware, Consumer Electronics, and Sports & Recreation departments of the newly redesigned AOL Shopping Channel. These "premier placements" include fixed advertisements displaying the uBid logo and certain product offerings, which provide direct links to our Website. Additionally, our promotional "banners," or rectangular graphic advertisements, are displayed throughout the AOL Shopping Channel. The AOL Shopping Channel is accessible through AOL, Compuserve, AOL.com and Netscape properties.

    . MSN. uBid is the premier auction sponsor on the MSN/LinkExchange network. We receive a text link on the homepage of the MSN/LinkExchange member site as well as banner ads circulating throughout the entire MSN/LinkExchange network.

    . PCWorld Online. uBid is the premier auction sponsor in the PCWorld Online Website. We receive a non-rotating banner within the "Where To Shop" block, access to the "TipWorld" e-mail list and banner ads circulating throughout the entire PCWorld Online Website.

    . LookSmart. uBid is the exclusive co-branded auction partner for LookSmart. We receive keyword banner ads, category banner ads, a homepage link and banner ads circulating throughout the entire LookSmart Website.

    . Prodigy. We have a relationship with Prodigy to be its sole auction partner. This relationship provides fixed placement on the Prodigy homepage, a second fixed link placement on the

       "Communities" page and rotating homepage banner ad placements. In addition, we support a "My Auction" feature which allows Prodigy users to select auctions that are of personal interest to them to appear on their customized homepage.

      Internet Advertising. We have taken a disciplined and selective approach in our advertising strategy that primarily considers the costs of customer acquisition. We attempt to maximize our return from promotional expenditures by selecting advertising media based on the cost relative to the likely audience and ability to generate increased traffic for our Website. We place advertising on various high-profile and high-traffic conduit Websites including AOL, Excite, ESPN, PCWorld, Hotmail and Broadcast.com, as well as Websites that are targeted at a more focused audience. These advertisements usually take the form of banner ads that encourage readers to click through directly to our Website.

      Customer Electronic Mail Messaging. We actively market to our own base of customers through e-mail messaging. All bidders in our auctions are automatically added to our electronic mailing list, which numbered over 533,000 registrants through June 30, 1999. We send approximately 800,000 e-mail messages each month announcing new items available at each auction, special products available, site changes and new features. We have a strict policy of sending only solicited e-mail, and a customer can remove his or her name from our mailing list at any time.

Order Fulfillment

      We obtain products from our supplier network shortly before the products are put into auction. Although most products are held in inventory at our distribution facility, certain suppliers drop-ship products directly to customers. However, drop-ship suppliers are generally required to use uBid labeling and packaging standards and transmit shipment information to us to provide a uniform customer experience.

      The product fulfillment process, from receipt of products through shipment, is largely automated, enabling us to capture real-time data on inventory receiving, shipping and stock levels. Over 90% of the products shipped from our warehouse are shipped the next business day after an auction closes, and our tight shipping controls have historically kept shipping errors at negligible levels. We believe that the speed and accuracy of our order fulfillment process reinforces and enhances our customers' total purchase experience.

Customer Support and Service

      We believe that our ability to establish and maintain long-term relationships with our customers and encourage repeat visits and purchases is dependent, in part, on the strength of our customer support and service operations and staff. We have established multiple channels for communicating with our customers before and after the sale, including phone, e-mail and online support. We currently employ a staff of customer support and service personnel who are responsible for handling customer inquiries, tracking shipments and investigating problems with merchandise. While merchandise sold by us is sold on an "as is" basis, most products are covered by manufacturers' warranties or third party warranties purchased by the customer. Although we may not be obligated to do so, we may in specific instances accept merchandise returns if a product is defective or does not conform to the specifications of the item sold at auction, and we work with our customers to resolve complaints about merchandise. In addition, we have automated some of our customer service functions, including providing users of the Website with online access to information such as product shipping status. We are committed to continue enhancing our customer support and service operations through a variety of measures including improved customer reporting systems.

Technology

      We have implemented a broad array of customer support, transaction-processing and fulfillment systems using a combination of both proprietary and commercially available, licensed technologies. These systems are designed to make both the customer experience and the transaction reporting and tracking process as seamless and simple as possible. Our hardware and software systems are designed to integrate seamlessly and manage real-time transactions with limited human intervention. Our current strategy is to license commercially available technology wherever possible rather than seek internally-developed solutions and to focus our internal software development efforts on creating and enhancing the specialized, proprietary software that is unique to our business.

      Some of our auction processing and auction management applications are jointly owned, in perpetuity, by us and the third-party developers of the software. The agreements provide that the third-party developers of the software and uBid jointly own all patent, copyright and other proprietary rights with respect to the initial auction processing and auction management applications software platform developed for Creative by the third-party developers, referred to as the "Original Auction Software." We and the co-developers also jointly own certain general purpose libraries, referred to as the "Libraries," which are used with the Original Auction Software.

      The three agreements material to our ownership rights in externally developed software are the agreements with each of the two co-developers of the Original Auction Software (one of whom is David L. Matthews, the Company's Director of Applications Development) and an Assignment and License Agreement between Creative and us. Under the first two agreements with the co-developers of the Original Auction Software, we have (A) joint ownership rights in the Original Auction Software, related work product and the Libraries developed by them prior to December 1997 and (B) sole ownership rights to the software and related work product developed by Mr. Matthews for Creative beginning in December 1997. Under the Assignment and License Agreement with Creative, Creative assigned to us all of its right, title and interest in the copyrights in (Y) the Original Auction Software and Libraries covered by the third-party developer agreements described above and (Z) the on-line auction software developed by Creative's employees for us, which consist primarily of interfaces with existing distribution, credit processing and other administrative systems. Under the Assignment and License Agreement, we have granted to Creative a perpetual, non-exclusive, transferable, royalty-free license to those portions of the assigned software that are not specific to the operation of our current on-line auction system.

      As co-owners of the Original Auction Software and the Libraries, the two co-developers and uBid have the right to grant licenses covering these software and libraries without the consent or notification of the other co-owners. In addition, the two co-developers have previously granted a license covering these software and libraries to a third party. This third party licensee has the right to use, distribute, re-license and otherwise modify the licensed source codes without royalties or further payment to any co-developer or other licensee.

      Substantial modifications and enhancements to our Original Auction Software and Libraries have been made by our employees and employees of Creative on a work-for-hire basis and are our property.

      Auction Processing and Auction Management Applications. We use a set of automated software applications for receiving and validating bids, registering bidders, placing customers on our mailing list, listing currently active and recent winning and losing bids and reviewing and submitting customer service requests. Our internally developed proprietary auction management software continually tracks every bid posted on all auctions and utilizes regression analysis to assist us in determining the number of products to auction at any given time. We believe that this system enables us to maximize margins in each product category.

      Order Processing Applications. We use a set of applications for processing successful bids as they are converted into customer orders. These applications charge customer credit cards, print order information, transmit order information electronically to our contract warehouse and suppliers, and deposit transaction information into our accounting system. All credit card numbers and financial and credit information are secured using the Internet security protocol Secure Socket Layer, Version 3, an encryption standard, and credit card numbers are maintained behind appropriate fire walls.

      Marketing Applications. We have developed a set of applications for sending automated e-mail messaging to customers on a frequent basis. This software extracts e-mail addresses from our mailing list, sends e-mails to the designated recipients and automatically services requests from customers to remove them from the mailing list.

Systems Operations

      The continued uninterrupted operation of our Website is critical to our business, and we strive to maximize uptime of our Website. We use the services of Pacific Bell and other Internet service providers to provide connectivity to the Internet over a dedicated DS-3 line. IDT Corporation provides us with Internet traffic and data routing services as well as e-mail services. Qwest Communications provides frame relay services for our back office operations. We believe that these telecommunication and Internet service facilities are essential to our operations. The Pacific Bell, IDT and Qwest Internet access, traffic, data routing and e-mail services and frame relay services are provided by these parties through agreements with Creative and are made available to us under our Internet/Telecommunications Agreement with Creative.

      To date, we have had various interruptions to our service as a result of loss of power and telecommunications connections. Our insurance coverage may not be adequate to compensate us for all losses that may occur as a result of any future service interruptions. Although we have implemented network security measures and firewall security, our servers are also vulnerable to computer viruses, physical or electronic break-ins, attempts by third parties to overload our systems and similar disruptive problems. Any of these things could lead to interruptions, delays, loss of data or cessation in service to our users.

      Our hardware and software systems run in parallel on multiple servers, which allows the system to balance the workload among the servers. The system also includes redundant hardware on mission critical components, which we believe would enable us to survive a potential failure of any single server with minimal downtime. In addition, capacity can be quickly and easily expanded by adding additional servers without incurring significant development costs. In particular, we strive to maintain access to our Website and speed of use during the most heavily trafficked times of day--the evening hours around the time scheduled for auction close. In order to do this, we anticipate expanding our system as usage increases to avoid any decrease in system response time. Our primary hardware systems currently are located in Torrance, California. In March 1999, we entered into an agreement with Exodus Communications to co-locate our servers and to develop a mirrored site location in Chicago, Illinois. Although we anticipate continuing to use our current shareware systems in Torrance for the near term, we intend to purchase our own hardware and software systems, by the end of 1999, at an estimated cost of approximately $1.0 million. In addition, we plan to install new database management software, purchase new enterprise software and upgrade our existing systems over the next 12 months at a total estimated cost of approximately $3.3 million. We expect to fund the purchase of this equipment with working capital, including the proceeds from this offering.

      The transition to, or upgrading of, our hardware and software systems and the relocation of our servers could result in delays, failures or execution difficulties that could impair our ability to receive and process orders and ship products in a timely manner. Any disruption or interruption of our business or operations caused by such delays or failures could have a material adverse effect on our business.

Competition

      The electronic commerce market is rapidly evolving and intensely competitive, and we expect competition to intensify in the future. We compete with a variety of other companies depending on the type of merchandise and sales format offered to customers. These competitors include:

    . various Internet auction houses such as Amazon.com Auctions, eBay, ONSALE, Yahoo! Auctions, First Auction, Surplus Auction, Bid.com, WebAuction and Insight Auction;

    . a number of indirect competitors that specialize in electronic commerce or derive a substantial portion of their revenue from electronic commerce, including Internet Shopping Network, AOL, Cendant, BUY.COM and Shopping.com;

    . a variety of other companies that offer merchandise similar to ours through physical auctions, with which we compete for sources of supply;

    . personal computer manufacturers that have their own direct distribution channels for their excess inventory or refurbished products; and

    . companies with substantial customer bases in the computer and peripherals catalog business, including CDW Computer Centers, PC Connection and Creative Computers, some of which already sell online or may devote more resources to Internet commerce in the future.

      We believe that the principal competitive factors affecting our market are a company's ability to:

    .  attract customers at favorable customer acquisition costs;

    . operate a Website in an uninterrupted manner and with acceptable speed;

    .  provide effective customer service; and

    .  obtain merchandise at satisfactory prices.

      We cannot assure you that we can maintain our competitive position against our current and potential competitors, especially those with greater financial, marketing, customer support, technical and other resources than we have.

      Some of our current and potential competitors have established or may establish cooperative relationships among themselves or directly with suppliers to obtain exclusive or semi-exclusive sources of merchandise. In addition, there has been consolidation in our industry, which may continue in the future. Accordingly, it is possible that new competitors or alliances among competitors and suppliers may emerge and rapidly acquire market share. In addition, manufacturers may elect to liquidate their products directly. Increased competition is likely to reduce our operating margins, cause us to lose market share or diminish our brand. If any of these things occur, our business would be significantly harmed.

      Many of our current and potential competitors have significantly greater financial, marketing, customer support, technical and other resources than we do. As a result, these competitors may be able to secure merchandise from suppliers on more favorable terms than we can. They may be able to respond more quickly to changes in customer preferences or devote greater resources to developing and promoting their merchandise.

Intellectual Property and Other Proprietary Rights

      Our performance and ability to compete are dependent to a significant degree on our proprietary technology. We rely on a combination of trademark, copyright and trade secret laws, as well as confidentiality agreements and non-compete agreements executed by each manager and technical measures to establish and protect our proprietary rights. The uBidSM service mark is registered in the United States. We cannot assure you that we will be able to secure significant protection for our service marks or trademarks. It is possible that our competitors or others will adopt product or service names similar to uBid or other service marks or trademarks uBid, thereby impeding our ability to build brand identity and possibly leading to customer confusion. Our inability to protect the name "uBid" adequately could have a material adverse effect on our business, results of operations and financial condition.

      Our proprietary software is protected by copyright laws. The source code for our proprietary software also is protected under applicable trade secret laws. We co-own the patent, copyright and other proprietary rights with respect to our auction processing and auction management applications and certain general purpose libraries with the third-party developers of these applications and libraries.

      As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to and distribution of our software, documentation and other proprietary information. We cannot assure you that the steps we have taken will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. Notwithstanding the precautions we have taken, it may be possible for a third party to copy or otherwise obtain and use our software or other proprietary information without authorization or to develop similar software independently. Policing unauthorized use of our technology is difficult, particularly because the global nature of the Internet makes it difficult to control the ultimate destination or security of software or other data transmitted. The laws of other countries may afford us little or no effective protection of our intellectual property.

      We may in the future receive notices from third parties claiming infringement by our software or other aspects of our business. While we are not currently subject to any such claim that would have a material effect on our business or financial condition, any future claim, with or without merit, could result in significant litigation costs and diversion of resources including the attention of our management, and require us to enter into royalty and licensing agreements, which could have a material adverse effect on our business, results of operations and financial condition. Royalty and licensing agreements, if required, may not be available on terms acceptable to us, or at all. In the future, we may also need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business, results of operations and financial condition.

      We also rely on a variety of technologies that we license from third parties, including our database and Internet server software, which is used on our Website to perform key functions. We cannot be certain that these third-party technology licenses will continue to be available to us on commercially reasonable terms. Our inability to maintain or obtain upgrades to any of these technology licenses could result in delays in completing our proprietary software enhancements and new developments until equivalent technology could be identified, licensed or developed and integrated. Any delays would materially adversely affect our business, results of operations and financial condition.

Employees

      As of June 30, 1999 we had 197 employees and 57 full-time equivalent contract personnel. None of our employees is represented by a labor union, and we consider our employee relations to be good. Competition for qualified personnel in our industry is intense, particularly for software development and other technical staff. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Facilities

      Our principal administrative, engineering, merchandising and marketing facilities total approximately 15,000 square feet and are located in Elk Grove Village, Illinois under leases that are shared with Creative and expire in 2002. To accommodate our growth, we are exploring the possibility of relocating our headquarters to a facility in the Chicago area. Until July 1998, we were dependent on Creative for warehousing and distribution services. In July 1998, we became responsible for our own warehousing and distribution and entered into a sublease for 100,000 square feet of Creative's 325,000 square foot distribution center in Memphis, Tennessee. The sublease provides for our continued use of Creative's inventory control and shipping systems during the term of the sublease. The sublease is at a monthly rate equal to Creative's obligation to the landlord, plus taxes and utilities, and will expire in 2002. We believe that we have adequate space for our current needs. As we expand, we will have to find suitable additional space, and we cannot be certain that suitable space will be available on commercially reasonable terms. We are considering outsourcing some of our warehouse and fulfillment responsibilities or taking additional space at our current distribution center. We do not own any real estate.

Legal Proceedings

      From time to time we may be named in claims arising in the ordinary course of business. Currently, no legal proceedings or claims are pending against or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business and financial condition.

                                   MANAGEMENT

Officers, Directors and Key Employees

      Our executive officers, key employees and directors, their ages and their positions as of July 15, 1999 are as follows:

             Name              Age                    Position(s)
             ----              ---                    -----------
   Gregory K. Jones(1)          38     Chairman of the Board of Directors,
                                       President and Chief Executive Officer
   Thomas E. Werner             41     Vice President, Chief Financial Officer,
                                       Treasurer and Secretary
   George Lu                    34     Vice President--Information Systems
   Timothy E. Takesue           30     Vice President--Merchandising
   David L. Hirschman           36     Senior Vice President--Operations
   Joel D. Ludvigsen            33     Vice President--International
   Frank F. Khulusi(1)          32     Director
   Allen U. Lenzmeier           55     Director
   Howard A. Tullman(2)         54     Director
   Norman H. Wesley(2)          49     Director
   Mark C. Layton               39     Director

--------
(1) Member of Executive Committee.
(2) Member of Audit Committee and Compensation Committee.

      Gregory K. Jones has been President and Chief Executive Officer of uBid since November 1997, and Chairman of the Board since July 1998. From October 1995 to November 1997, Mr. Jones was Senior Vice President of Strategic Markets at APAC TeleServices, Inc., a provider of outsourced telephone-based marketing, sales and customer management solutions. From October 1990 to October 1995, Mr. Jones served as the President and Chief Operating Officer of The Reliable Corporation/Office 1, a Chicago-based direct mail/retailer of office products. From January 1988 to October 1990, Mr. Jones was a Senior Manager, consulting on systems and technology strategic planning for the accounting/consulting firm of Ernst & Young LLP. He sits on the Board of Directors of Ohio-based D.I.Y. Home Warehouse, an operator of 16 warehouse-format home improvement centers. Mr. Jones received his B.A. degree from Miami University (Ohio) and his M.M. in marketing and finance from the J.L. Kellogg Graduate School of Management of Northwestern University.

      Thomas E. Werner has been Vice President and Chief Financial Officer of uBid since October 1998. From December 1995 to October 1998, Mr. Werner was Corporate Controller for Gateway, Inc., a manufacturer and marketer of personal computers and related products. From March 1995 until December 1995, Mr. Werner was Vice President and Assistant Corporate Controller for Dade International, a manufacturer of medical diagnostic equipment and products. From 1989 until 1995, Mr. Werner held various financial management positions with Baxter International, a manufacturer and distributor of health care products. Mr. Werner received his B.S. degree in Business from Indiana University and is a Certified Public Accountant.

      George Lu has been Vice President--Information Systems of uBid since February 1998. Prior thereto, from March 1994 to January 1998, Mr. Lu was employed by Rand McNally & Company, most recently in the position of technical development manager for Rand McNally New Media. Prior thereto, from March 1993 to March 1994, Mr. Lu was with AECOM Corp. as a senior systems analyst. Mr. Lu received his B.S. degree from Huazhong University, currently known as Central China Normal University, and his M.S. degree from the University of Memphis.

      Timothy E. Takesue joined uBid as Vice President--Merchandising in December 1997. Prior to December 1997, Mr. Takesue was Director of Merchandising/Purchasing for Elek-Tek Inc., a catalog, retail and corporate reseller. Mr. Takesue was a buyer of computer and computer-related products and accessories at Montgomery Ward from March 1996 to August 1996 and from February 1988 to March 1996, Mr. Takesue held several positions with Fretter, Inc., a specialty retailer in appliances, consumer electronics and computers. During his eight years with that company, Mr. Takesue held the positions of General Store Manager, District Sales Manager of Indiana, Marketing Manager of the Ohio region with responsibility for all marketing functions, Regional Marketing Manager for the New England region, Merchandise Manager with responsibility for all buying and marketing of computer peripheral, software and accessory products, and Senior Merchandise Manager with responsibility for all buying and marketing of computer and related products. Mr. Takesue attended Wayne State University.

      David L. Hirschman has been uBid's Senior Vice President--Operations since April 1997. Prior thereto, Mr. Hirschman served as Vice President of Marketing Operations at Creative from August 1996 to March 1997, as Vice President of the Macintosh Marketing Division of Creative from May 1996 to July 1996, and from June 1993 to April 1996 as the Vice President of Product Management at Creative with responsibility for purchasing, inventory maintenance and vendor relations. From 1990 to 1993, Mr. Hirschman was the Purchasing Manager for Sun Computers, a large regional computer reseller. Mr. Hirschman holds a B.S. degree in business from Washington University in St. Louis.

      Joel D. Ludvigsen. Mr. Ludvigsen joined uBid as Director of Auction Planning in November 1998 and was promoted to Vice President--International in July 1999. From 1996 to 1998, Mr. Ludvigsen served in the Strategic Management Consulting department at Bain & Company. From 1988 to 1994, Mr. Ludvigsen was a manager in the Audit Information Technology Group at KPMG Peat Marwick. Mr. Ludvigsen is a Certified Public Accountant, and received a B.A., summa cum laude, at Luther College and a M.B.A., with Baker Scholar distinction, at Harvard Graduate School of Business Administration.

      Frank F. Khulusi has been a director of uBid since its incorporation in 1997, acted as its President until November 1997, and acted as Chairman of the Board from our incorporation to July 1998. Mr. Khulusi is a co-founder of Creative Computers, Inc., and has served as its Chairman of the Board, President and Chief Executive Officer since 1987. Mr. Khulusi attended the University of Southern California.

      Mark C. Layton became a member of the Board of Directors of uBid in February 1999. Mr. Layton has served as President, Chief Executive Officer and Chief Operating Officer of Daisytek International, a global distributor of office consumables and computer supplies, since April 1997 and as a Director since 1988. He served as President, Chief Operating Officer and Chief Financial Officer of Daisytek from 1993 to April 1997, as Executive Vice President from 1990 to 1993 and as Vice President--Operations from 1988 to 1990. Prior to joining Daisytek, Mr. Layton served as a management consultant with Arthur Andersen & Co., S.C. for six years through 1988, specializing in wholesale and retail distribution and technology. Mr. Layton received his B.S. degree in Business Management Information Technology from Northern Arizona University.

      Allen U. Lenzmeier was appointed to the Board of Directors in June 1999. Mr. Lenzmeier currently serves as Executive Vice President and Chief Financial Officer of Best Buy, Inc., an electronics retailer. Mr. Lenzmeier joined Best Buy in 1984 and has also served as Best Buy's Senior Vice President of Finance and Operations and Treasurer. Mr. Lenzmeier received a B.A. degree from Minnesota University and is a Certified Public Accountant.

      Howard A. Tullman joined the Board of Directors in June 1998. Since June 1997, Mr. Tullman has served as the Chief Executive Officer of Tunes.com (formerly JAMtv Corporation), which operates an Internet music site specializing in the webcasting of live music events. From October 1996 to May 1997, Mr. Tullman was one of the co-managers of Digital Entertainment Networks LLC, the predecessor to JAMtv Corporation. From October 1993 to September 1996, Mr. Tullman served as the President and Chief Executive Officer of

Imagination Pilots, Inc., a multimedia software developer which he also founded. Immediately prior to founding Imagination Pilots, Inc., Mr. Tullman served as the Chief Executive Officer of Eager Enterprises, Inc., an information industry venture capital firm which he founded in 1990. Mr. Tullman received his B.A. degree from Northwestern University and a J.D. from the Northwestern University School of Law.

      Norman H. Wesley became a member of the Board of Directors of uBid in November 1998. Beginning January 1, 1999, Mr. Wesley became President, Chief Operating Officer and a member of the Board of Directors of Fortune Brands, Inc., a consumer products company with premier brands and leading markets in home and office products, golf equipment and distilled spirits. Mr. Wesley currently serves as Chairman and Chief Executive Officer of Fortune Brands Home & Office, the consolidated operation of ACCO World Corporation and MasterBrands Industries, Inc. Mr. Wesley joined ACCO in 1984 as Vice President, Corporate Development, became President and Chief Operating Officer of that company in 1987 and Chief Executive Officer in 1990. From 1997 through December 31, 1998, Mr. Wesley served as Chairman and Chief Executive Officer of MasterBrands Industries, Inc. Mr. Wesley earned both a B.S. in finance, cum laude, and a M.B.A., magna cum laude, from the University of Utah.

Compensation of Directors

      Our directors did not receive cash compensation for serving on the Board of Directors or its committees for the fiscal year ended December 31, 1998, but they were reimbursed for expenses incurred in attending Board meetings.

      In 1998, Mr. Tullman and Mr. Wesley were each granted an option to purchase 18,325 shares of our common stock, at an exercise price of $6.82 and $11.79, respectively, per share, in connection with their becoming directors of uBid. In connection with his appointment as a director in February 1999, Mr. Layton was granted an option to purchase 18,325 shares of our common stock at an exercise price of $62.50 per share. Mr. Lenzmeier received options to purchase 18,325 shares of our common stock at the time of his board appointment in June 1999 at an exercise price of $27.88 per share. Stock option grants made to our directors in 1998 were made under our informal stock option plan. We intend to make future option grants to our non-employee directors under our 1998 Stock Incentive Plan. Other than option grants and the reimbursement of reasonable expenses incurred with attending Board and Committee meetings, we have not yet adopted specific policies on directors' compensation and benefits.

Committees of the Board

      Effective as of the closing of our initial public offering in December 1998, we established three standing committees of our Board of Directors: an Executive Committee, an Audit Committee and a Compensation Committee. We do not have a nominating committee. The basic functions of each of these standing committees are summarized below.

      Audit Committee. The Audit Committee, currently consisting of Mr. Tullman and Mr. Wesley, recommends the appointment of the independent public accountants of uBid, reviews and approves the scope of the annual audit and reviews the results thereof with our independent accountants. The Audit Committee also assists the Board in fulfilling its fiduciary responsibilities relating to accounting and reporting policies, practices and procedures, and reviews the continuing effectiveness of our business ethics and conflicts of interest policies.

      Compensation Committee. The Compensation Committee, currently consisting of Messrs. Tullman and Wesley, recommends to the Board of Directors the salaries, bonuses and stock awards received by our executive officers. The Compensation Committee is also responsible for administering our Stock Incentive Plan. The Compensation Committee determines the recipients of awards, sets the exercise price of shares granted, and determines the terms, provisions and conditions of rights granted.

      Executive Committee. The Executive Committee, currently consisting of Mr. Jones and Mr. Khulusi, is given the power to exercise all powers of the Board, to the extent permitted by law, in the management of the business and affairs of uBid except for the amendment of our bylaws or the approval or recommendation of matters to our stockholders.

Compensation Committee Interlocks and Insider Participation

      Since its establishment in December 1998, the Compensation Committee has consisted of Messrs. Tullman and Wesley, neither of whom is or has been an officer or employee of uBid. Prior to the establishment of the Compensation Committee, the Board of Directors set the compensation of our officers.
Mr. Jones, who has served as uBid's President and Chief Executive Officer since November 1997, has participated in the board's deliberations concerning the compensation of officers other than himself. Mr. Khulusi, who is a member of the Board of Directors and who participated in board deliberations concerning compensation of officers prior to the establishment of the Compensation Committee, serves as President and Chief Executive Officer of Creative Computers, with which we have engaged in several transactions which are described under the caption "Certain Transactions" below.

Executive Compensation

      The following table sets forth for the period from our inception in 1997 to December 31, 1998 the compensation of Gregory K. Jones, our President and Chief Executive Officer, and our four other most highly paid officers, whom we refer to as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                              Long Term
                                                             Compensation
                                  Annual Compensation(2)        Awards
                               ----------------------------- ------------
                                                Other Annual  Securities   All Other
   Name and Principal           Salary   Bonus  Compensation  Underlying  Compensation
      Position(1)         Year   ($)      ($)       ($)      Options (#)     ($)(3)
   ------------------     ---- -------- ------- ------------ ------------ ------------
Gregory K. Jones........  1998 $175,000 $50,000      --             --       $1,630
 Chairman, President and  1997   19,519      --      --        366,494           --
  Chief Executive
  Officer
Thomas E. Werner(4).....  1998    6,153      --      --        109,948           --
 Vice President, Chief
  Financial Officer,
  Treasurer and
  Secretary
George Lu(4)............  1998  106,154      --      --        100,299           --
 Vice President--
  Information Systems
Timothy E. Takesue......  1998   79,077  20,000      --         45,325          886
 Vice President--
  Merchandising           1997   16,076  20,000      --         54,974           --
David L. Hirschman(5) ..  1998  134,461      --      --        109,948          858
 Sr. Vice President--
  Operations              1997   69,560      --      --             --           --

--------
(1) Richard M. Finkbeiner, the former Chief Financial Officer of Creative, served as the Chief Financial Officer of uBid from Inception through September 21, 1998. Mr. Finkbeiner did not receive any compensation from uBid in 1997. Mr. Finkbeiner's compensation from Creative in 1997 consisted of salary of $233,063, a cash bonus of $94,653, relocation expenses and allowances paid by Creative in an aggregate amount of $15,246 and an option to purchase 20,000 shares of Creative common stock with an exercise price of $7.13 per share. His compensation from Creative in 1998 consisted of a base salary of $239,668. All compensation paid to Mr. Finkbeiner was for services provided to Creative, and no allocation was made for services provided to uBid.
(2) Information regarding certain perquisites and other personal benefits has been omitted because the aggregate value of such items do not meet the minimum amount required for disclosure under the rules and regulations of the Commission.

(3) Consists of uBid 401(k) Plan matching contributions on behalf of the Named Executive Officer.
(4) Mr. Werner and Mr. Lu joined uBid in 1998.
(5) Prior to joining uBid, Mr. Hirschman was employed by Creative and received for his services to Creative in 1997 a salary of $70,369, a cash bonus of $18,336 and options to purchase 24,600 shares of Creative common stock with exercise prices ranging from $5.50 to $6.00 per share.

Summary of Option Grants

      The following table sets forth the individual grants of stock options made by uBid during the fiscal year ended December 31, 1998 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                     Individual Grants
                         -----------------------------------------
                                                                        Potential
                                                                   Realizable Value at
                         Number of   % Total                         Assumed Annual
                         Securities  Options                         Rates of Stock
                         Underlying Granted to                     Price Appreciation
                          Options   Employees  Exercise            for Option Term (3)
                          Granted   in Fiscal   Price   Expiration -------------------
Name                      (#) (1)    Year (2)   ($/sh)     Date       5%       10%
----                     ---------- ---------- -------- ---------- -------- ----------
Gregory K. Jones........       --        --%    $   --         --  $     -- $       --
Thomas E. Werner........  109,948      16.9       8.87   10/19/08   613,322  1,554,279
George Lu...............   47,644       7.3        .27   01/20/08     8,090     20,502
                           25,655       4.0        .27   03/30/08     4,356     11,040
                           27,000       4.2      15.00   12/02/08   254,702    645,466
Timothy E. Takesue......   18,325       2.8        .27   03/30/08     3,112      7,885
                           27,000       4.2      15.00   12/02/08   254,702    645,466
David L. Hirschman......  109,948      16.9        .27   01/08/08    18,669     47,312

--------
(1) The above options vest at a rate of 20% per year, except that, in the case of options granted to Mr. Hirschman, the first 20% installment vested upon our initial public offering. Upon a merger, sale of substantially all of the assets or similar transaction involving uBid that results in a change of control, which we refer to herein as a Change of Control, the next 20% installment of the option will vest, called the Accelerated Installment, along with a prorated amount of any additional number of unvested shares covered by the option calculated by (x) subtracting the number of full months remaining until the normal annual vesting date of the Accelerated Installment from 12, (y) dividing the difference by 12 and (z) multiplying the resulting fraction times the number of shares covered by the next 20% installment. See "Employment Agreements and Change-in-Control Arrangements."

(2) Based on an aggregate of 649,160 options granted to our directors and employees in fiscal year 1998, including the Named Executive Officers.

(3) The potential realizable value is calculated based on the term of the option at its time of grant (ten years) and assumes a fair market value equal to the exercise price per share on the date of grant. It is calculated by assuming that the stock price appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. No gain to the option holder is possible unless the stock price increases over the option term.

Year-End Option Values

      The following table sets forth information concerning the value of unexercised options at December 31, 1998. No options were exercised by the Named Executive Officers in the 1998 fiscal year.

                             YEAR-END OPTION VALUES
                                Fiscal Year 1998

                               Number of Securities
                              Underlying Unexercised     Value of Unexercised
                                    Options at          In-the-Money Options at
                                 December 31, 1998      December 31, 1998($)(1)
                             ------------------------- -------------------------
Name                         Exercisable Unexercisable Exercisable Unexercisable
----                         ----------- ------------- ----------- -------------
Gregory K. Jones............      --        366,494         --      $38,978,469
Thomas E. Werner............      --        109,948         --       10,747,967
George Lu...................      --        100,299         --       10,269,590
Timothy E. Takesue..........      --        100,299         --       10,269,590
David L. Hirschman..........      --        109,948         --       11,693,519

--------
(1) The value of in-the-money options is based on the closing price of our common stock as reported on the Nasdaq National Market on December 31, 1998, which was $106.625 per share, less the aggregate exercise price, times the aggregate number of shares issuable pursuant to such options. The closing price of our common stock as reported on the Nasdaq National Market on July 19, 1999 was $30.63.

1998 Stock Incentive Plan

      Our 1998 Stock Incentive Plan was adopted by the Board of Directors and Creative, as sole stockholder, in August 1998. The purpose of our 1998 Stock Incentive Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees, directors and consultants of uBid and our subsidiaries and to promote the success of our business. Our 1998 Stock Incentive Plan provides for the granting to employees of incentive stock options within the meaning of
Section 422 of the Internal Revenue Code and the granting of "Awards," including nonstatutory stock options, stock appreciation rights, dividend equivalent rights, restricted stock, performance units, performance shares, and other equity-based rights to our employees, directors and consultants. Initially, 1,832,470 shares of our common stock are reserved for issuance under our 1998 Stock Incentive Plan. Commencing January 2, 2000, the number of shares of our common stock reserved for issuance under our 1998 Stock Incentive Plan will be increased by a number equal to 3% of the number of shares of our common stock outstanding as of December 31 of the immediately preceding calendar year. However, the number of shares of our common stock available for grant of incentive stock options is 476,442 shares, and this number is not subject to adjustment as described above. Where the Award agreement permits the exercise or purchase of the Award for a certain period of time following the recipients' termination of service with us, or their disability or death, the Award will terminate to the extent it is not exercised or purchased on the last day of the specified period or the last day of the original term of the Award, whichever occurs first.

      With respect to Awards granted to directors or officers, our 1998 Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors constituted to permit such Awards to be exempt from Section 16(b) of the Securities Exchange Act of 1934, as amended, in accordance with Rule 16b-3 thereunder. With respect to Awards granted to other participants, our 1998 Stock Incentive Plan is administered by the Board of Directors or a committee designated by the Board of Directors. In each case, the Board of Directors or such committees shall determine the provisions, terms and conditions of each Award, including, but not limited to, the Award vesting schedule, repurchase provisions, rights of first refusal, forfeiture provisions, form of payment (cash, shares of our common stock, or other consideration) upon settlement of the Award, payment contingencies and satisfaction of any performance criteria.

      Incentive stock options are not transferable by the optionee other than by will or the laws of descent or distribution, and each incentive stock option is exercisable during the lifetime of the optionee only by such optionee. Other Awards shall be transferable to the extent provided in the agreement evidencing the Award. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant, and the term of the option must not exceed ten years. The term of other Awards will be determined by the plan administrator. With respect to an employee who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option must equal at least 110% of the fair market value of our common stock on the grant date and the term of the option must not exceed five years. The exercise or purchase price of other Awards will be such price as determined by the plan administrator. The consideration to be paid for the shares of our common stock upon exercise or purchase of an Award will be determined by the plan administrator and may include cash, check, shares of our common stock, a promissory note, or the assignment of part of the proceeds from the sale of shares acquired upon exercise or purchase of the Award.

      In the event of an acquisition of uBid through the sale of all or substantially all of our assets, a merger or other business combination in which uBid is not the surviving entity, referred to as a "Corporate Transaction," outstanding Awards under our 1998 Stock Incentive Plan, except as otherwise provided in a specific Award agreement, terminate unless assumed by the successor company or its parent; provided that the Award agreements may provide that, immediately prior to a Corporate Transaction, all or a portion of the unvested options covered by the Award agreement will become fully vested, and all restricted stock will be released from any forfeiture restrictions. Unless terminated sooner, our 1998 Stock Incentive Plan will terminate automatically in 2008. The Board has the authority to amend, suspend or terminate our 1998 Stock Incentive Plan subject to stockholder approval of certain amendments and provided no such action may affect Awards previously granted under our 1998 Stock Incentive Plan.

      Our ability to make future option grants under the 1998 Stock Incentive Plan or otherwise may be limited by restrictions relating to the spin-off. For additional information on these restrictions, see the risk factor entitled "We are subject to restrictions on our ability to issue equity securities, which may limit our ability to grow our business and compete effectively."

401(k) Plan

      Prior to the spin-off, our employees participated in Creative's 401(k) Savings and Retirement Plan. In June 1999, we adopted our own 401(k) Savings and Retirement Plan that is intended to qualify for preferential tax treatment under section 401(k) of the Code. Under the plan, participants may contribute up to 15% of their eligible compensation, up to $10,000, in any year on a pre-tax basis. Employee contributions vest over a six-year period.

Employment Agreements and Change-in-Control Arrangements

      We have entered into an employment agreement with Gregory K. Jones, President and Chief Executive Officer of uBid. The agreement with Mr. Jones is terminable by Mr. Jones upon 30 days prior written notice or by uBid at any time. Pursuant to this agreement, Mr. Jones receives base salary in the amount of $175,000, subject to increase or decrease by mutual agreement or pursuant to the Board of Directors' annual review policy and budgeting procedures. Mr. Jones is also eligible to receive annual bonuses, at the sole discretion of the Board, up to a current maximum annual amount of $50,000. In December 1998, the Board of Directors approved a $50,000 bonus for Mr. Jones for the 1998 fiscal year. If Mr. Jones' employment agreement is terminated prior to October 22, 2000, he will receive an amount equal to six months of his base compensation as severance and continue to receive health benefits for six months after such termination.

      Pursuant to his employment agreement, in 1997 Mr. Jones was granted an option to purchase 366,494 shares of our common stock at an exercise price of $0.27 per share. Upon a merger, sale of substantially all of the assets or similar transaction involving uBid that results in a Change of Control, Mr. Jones' option will become fully vested.

      In addition to Mr. Jones' employment agreement as described above, Thomas Werner, Vice President and Chief Financial Officer of uBid, Timothy E. Takesue, Vice President--Merchandising, and David Hirschman, Senior Vice President-- Operations of uBid, have the right to receive three months' salary if their employment is terminated by uBid.

      Pursuant to stock option agreements covering the 740,784 options granted by uBid under our informal stock option plan to persons other than Mr. Jones, upon a merger, sale of substantially all of the assets or similar transaction involving uBid that results in a change of control of uBid, the next 20% installment of the option will vest along with a prorated amount of any additional number of unvested shares covered by the option calculated by (A) subtracting the number of full months remaining until the normal annual vesting date of the accelerated installment from 12, (B) dividing the difference by 12 and (C) multiplying the resulting fraction times the number of shares covered by the next 20% installment. In addition, the administrator of our 1998 Stock Incentive Plan has the authority to provide for the acceleration of vesting and exercisability and release from certain restrictions of awards made under that Plan, upon the occurrence of certain events resulting in a change of control of uBid or certain major corporate transactions. To date, options granted under the 1998 Stock Incentive Plan have contained change of control provisions similar to those described above with respect to options under our informal option plan.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information known to us with respect to beneficial ownership of our common stock as of July 1, 1999, both before and after this offering, by:

    . each person known by us to beneficially own 5% or more of our outstanding common stock;


    .  each of our directors and executive officers;


    .  each officer named in the summary compensation table; and


    .  all current executive officers and directors as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of July 1, 1999 are deemed outstanding. Percentage of beneficial ownership is based upon 9,146,883 shares of common stock outstanding prior to this offering and 11,146,883 shares of common stock outstanding after this offering. To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name. Except as otherwise indicated, the address of each of the persons in this table is as follows: c/o uBid, Inc. 2525 Busse Road, Elk Grove Village, Illinois 60007.

                                                    Percent Beneficially
                                                            Owned
                                                    ------------------------
                                  Number of Shares    Before        After
    Name of Beneficial Owner     Beneficially Owned  Offering      Offering
-------------------------------- ------------------ ----------    ----------
5% Stockholders:
Sam U. Khulusi(1)...............     1,348,570              14.7%         12.1%
Frank F. Khulusi(2).............     1,294,393              14.1          11.6
Directors and Named Executive
 Officers:
Gregory K. Jones(3).............        73,299                *             *
Thomas E. Werner................           --                 *             *
George Lu(4)....................        15,541                *             *
Timothy E. Takesue(5)...........        14,660                *             *
David L. Hirschman(6)...........        21,990                *             *
Joel D. Ludvigsen...............           --                 *             *
Allen U. Lenzmeier..............           --                 *             *
Mark C. Layton..................           --                 *             *
Howard A. Tullman(7)............         6,665                *             *
Norman H. Wesley................         4,000                *             *
All current executive officers
 and directors as a group
 (11 persons)(8)................     1,430,548              15.3%         12.6%

--------
* Less than 1% of the outstanding common stock.

 (1) Sam Khulusi's address is 2459 208th Street, Suite 200, Torrance, California 90501. Includes options to purchase approximately 6,767 shares of our common stock that are presently vested or will vest within 60 days of July 1, 1999.

 (2) Frank Khulusi's address is 2555 West 190th Street, Torrance, California 90504. Includes options to purchase approximately 46,992 shares of our common stock that are presently vested or will vest within 60 days of July 1, 1999 and 6,044 shares held in trust for the benefit of the children of Basimah Khulusi.

 (3) Includes options to purchase approximately 73,299 shares of our common stock that are presently vested or will vest within 60 days of July 1, 1999.

 (4) Includes options to purchase approximately 14,660 shares of our common stock that are presently vested or will vest within 60 days of July 1, 1999. These options were not exercisable until the completion of the spin-off. In addition, Mr. Lu was prohibited from purchasing or selling any shares of our common stock from the time of the spin-off until July 23, 1999 under our policy restricting sales of our stock by officers and employees. Mr. Lu has indicated an intention to sell up to 15,000 shares of our common stock, for personal reasons, prior to the completion of this offering under Rule 144 of the Securities Act.

 (5) Includes options to purchase approximately 14,660 shares of our common stock that are presently vested or will vest within 60 days of July 1, 1999. These options were not exercisable until the completion of the spin-off. In addition, Mr. Takesue was prohibited from purchasing or selling any shares of our common stock from the time of the spin-off until July 23, 1999 under our policy restricting sales of our stock by officers and employees. Mr. Takesue has indicated an intention to sell up to 15,000 shares of our common stock, for personal reasons, prior to the completion of this offering under Rule 144 of the Securities Act.

 (6) Includes options to purchase approximately 21,990 shares of our common stock that are presently vested or will vest within 60 days of July 1, 1999.

 (7) Includes options to purchase approximately 3,665 shares of our common stock that are presently vested or will vest within 60 days of July 1, 1999.

 (8) Includes an aggregate of 175,266 shares of our common stock issuable upon exercise of stock options which are presently vested or will vest within 60 days of July 1, 1999.

                              CERTAIN TRANSACTIONS

      In February 1999, we entered into indemnification agreements with each of our current directors and executive officers that provide the maximum indemnity available to directors and officers under Section 145 of the Delaware General Corporation Law and our bylaws, as well as certain additional procedural protections. These indemnity agreements provide generally that we will advance expenses incurred by directors and executive officers in any action or proceeding as to which they may be indemnified, and require us to indemnify these individuals to the fullest extent permitted by law.

Relationship with Creative Computers

      Prior to our initial public offering, we were a wholly-owned, indirect subsidiary of Creative. As a wholly-owned subsidiary, we received various services provided by Creative, including administration (accounting, human resources, legal) (through June 7, 1999), warehousing and distribution (through June 1998), Internet/telecom and joint marketing. Creative has also provided us with the services of a number of its executives and employees. In consideration for these services, Creative historically allocated a portion of its overhead costs related to such services to us. We believe that the amounts allocated to us were no less favorable to us than the expenses we would have incurred to obtain such services on our own or from unaffiliated third parties. None of these services were provided to us pursuant to any written agreement between uBid and Creative.

      Frank Khulusi, one of our directors and the owner of approximately 14% of our common stock, is the president and chief executive officer of Creative. His brother, Sam Khulusi, who owns approximately 15% of our common stock, is a director of Creative.

Separation from Creative

      In June 1999, Creative distributed to its stockholders all of the 7,329,883 shares of our common stock owned by Creative, which constituted approximately 80.1% of our outstanding common stock. Prior to the spin-off, we entered into several agreements with Creative providing for the separation of the two companies and the distribution of Creative's uBid common stock to its stockholders, the provision by Creative of certain interim services to us, employee benefit arrangements and tax and other matters. These agreements, referred to as the "Ancillary Agreements," are discussed below.

Separation and Distribution Agreement

      The Separation and Distribution Agreement we entered into with Creative sets forth certain agreements among uBid and Creative, with respect to the principal corporate transactions required to effect the spin-off and certain other agreements governing the relationship among the parties thereafter.

      The Distribution. Under the Separation and Distribution Agreement, uBid and Creative agreed that neither would take, or permit any of its respective affiliates to take, any action which reasonably could be expected to prevent the distribution from qualifying as a tax-free distribution to Creative and its stockholders pursuant to Section 355 of the Internal Revenue Code. Accordingly, we agreed not to issue or grant, directly or indirectly, any shares of our capital stock or any rights, warrants, options or other securities to purchase or acquire any shares of our capital stock that would affect the tax-free nature of the distribution.

      Registration Rights. The Separation and Distribution Agreement provides that Frank and Sam Khulusi will have the right in certain circumstances, but in no event prior to 180 days after the distribution, to require us to register for resale shares of our common stock held by them under the Securities Act, subject to certain conditions, limitations and exceptions. We also have agreed with Frank and Sam Khulusi that if we file a registration statement for the sale of securities under the Securities Act, then they may, subject to certain conditions, limitations and exceptions, include in that registration statement shares of our common stock held by them. In addition, for an additional 90 days after this 180-day period, we will be entitled to include our shares in any requested demand registration and to reduce the number of shares to be sold by Frank and Sam Khulusi thereunder to a minimum of 20%, collectively, of the total offering plus the amount of any underwriters' over-allotment option. We also agreed to bear up to $100,000 of the cost of the first, and up to $50,000 of the second, requested registrations and will bear the cost of all piggyback registrations.

      Releases and Indemnification. We have agreed to indemnify, defend and hold harmless Creative and each of Creative's directors, officers and employees from and against all liabilities relating to, arising out of or resulting from:
(1) the failure of uBid or any other person to pay, perform or otherwise promptly discharge any liabilities of uBid in accordance with their respective terms; (2) any breach by us of the Separation and Distribution Agreement or any of the other agreements described below; and (3) material misstatements or omissions with respect to all information contained in the prospectus or the registration statement used in connection with our initial public offering.

      Except as provided in the Separation and Distribution Agreement, Creative has agreed to indemnify, defend and hold harmless uBid and each of our directors, officers and employees from and against all liabilities relating to, arising out of or resulting from the failure of Creative or any other person to pay, perform or otherwise promptly discharge any liabilities of Creative other than the liabilities of uBid, and any breach by Creative of the Separation and Distribution Agreement or any of the agreements described below. Neither uBid nor Creative is obligated under the Separation and Distribution Agreement to indemnify the other for: (1) any liability, contingent or otherwise, assumed, transferred, assigned or allocated to the other under the Separation and Distribution Agreement or any of the agreements discussed below; (2) any liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business between the parties prior to December 9, 1998; (3) any liability for unpaid amounts for products or services or refunds owing on products or services due on a value-received basis for work done by one party at the request or on behalf of the other; (4) any liability that uBid or Creative may have with respect to indemnification or contribution pursuant to the Separation and Distribution Agreement for claims brought against other party by third persons; or (5) generally, any liability the release of which would result in the release of any person other than a person released pursuant to the Separation and Distribution Agreement. The Separation and Distribution Agreement also contains provisions that govern, except as otherwise provided in any of the agreements discussed below, the resolution of disputes, controversies or claims that may arise between or among the parties. These provisions contemplate that efforts will be made to resolve disputes, controversies and claims by escalation of the matter to senior management (or other mutually agreed) representatives of the parties. If such efforts are not successful, any party may submit the dispute, controversy or claim to mandatory, binding arbitration, subject to the provisions of the Separation and Distribution Agreement. The Separation and Distribution Agreement contains procedures for the selection of a sole arbitrator of the dispute, controversy or claim and for the conduct of the arbitration hearing, including certain limitations on discovery rights of the parties. These procedures are intended to produce an expeditious resolution of any such dispute, controversy or claim.

      In the event that any dispute, controversy or claim is, or is reasonably likely to be, in excess of $5 million, or in the event that an arbitration award in excess of $5 million is issued in any arbitration proceeding commenced under the Separation and Distribution Agreement, subject to certain conditions, any party may submit such dispute, controversy or claim to a court of competent jurisdiction and the arbitration provisions contained in the Separation and Distribution Agreement will not apply. In the event that the parties do not agree that the amount in controversy is in excess of $5 million, the Separation and Distribution Agreement provides for arbitration of such disagreement.

      Noncompetition; Certain Business Transactions. The Separation and Distribution Agreement provides that, for a period of nine months after the date of the spin-off, Creative will not directly or indirectly, including by way of acquisition of other companies, engage in the Internet online auction business in substantially the same manner and format as conducted by us on the date of the Separation and Distribution Agreement, referred to herein as Company Business. Except as otherwise contemplated under the Ancillary Agreements, we anticipate that all future contracts between uBid and Creative will be at arm's length.

      Expenses. Except as expressly set forth in the Separation and Distribution Agreement or in any Ancillary Agreement, each party agreed to bear its own respective third-party fees, costs and expenses paid or incurred in connection with the spin-off.

      Creative Stock Option Adjustments. Options to purchase common stock of Creative that were outstanding as of the date of the spin-off were adjusted to become options to purchase shares of both Creative common stock and our common stock. In connection with the spin-off, we issued options to purchase 528,313 shares of our common stock to holders of these Creative options. The number of shares of our common stock that was covered by these options was based upon the ratio of the number of shares of our common stock distributed to Creative's stockholders in the spin-off, divided by the total number of shares of Creative common stock outstanding on the record date for the spin-off. In addition, the exercise price for each adjusted option was allocated between the option to purchase Creative common stock and the option to purchase our common stock based on the respective pre- and post-distribution prices of Creative common stock and our common stock on the Nasdaq National Market to preserve the intrinsic value and ratio of exercise to market price of the options both before and after the spin-off. We issued these adjustment options under our 1998 Stock Incentive Plan.

Services Agreement

      In December 1998, we entered into a Services Agreement with Creative, under which Creative provided to us various administrative services, including general accounting services, credit services and payroll and benefits administration.

      At the time of the spin-off, we mutually terminated the Services Agreement and Creative no longer performs the transactional and administrative services covered by the agreement. Since that time, we have engaged third parties to perform some of these services and have had other of the services performed internally by our personnel. We believe that we will be able to make the transition to internal and third party administration and transaction processing without significant additional expense or disruption of our business; however, because we historically relied heavily on Creative for these services, we could experience interruptions or temporary delays in our operations and our ability to process customer transactions and ship products on a timely basis.

Tax Indemnification and Allocation Agreement

      Prior to the spin-off, we entered into a Tax Indemnification and Allocation Agreement with Creative, which provides that if any one of certain events occurs, and such event causes the distribution not to be a tax-free transaction to Creative under Section 355 of the Internal Revenue Code, we will indemnify Creative for income taxes Creative may incur by reason of the distribution not so qualifying. These events include any breach of representations relating to our activities and ownership of our capital stock made to Creative or in connection with obtaining an IRS revenue ruling or tax opinion relating to the spin-off. In connection with the distribution, we made various representations regarding our intentions at the time of the distribution with respect to our business.

      The Tax Indemnification and Allocation Agreement also provides that Creative will indemnify us for taxes for which we have no liability to Creative under the circumstances described above.

      In addition to the foregoing indemnities, the Tax Indemnification and Allocation Agreement provides for: (1) the allocation and payment of taxes for periods during which uBid and Creative are included in the same consolidated group for federal income tax purposes or the same consolidated, combined or unitary returns for state tax purposes; (2) the allocation of responsibility for the filing of tax returns; (3) the conduct of tax audits and the handling of tax controversies; and (4) various related matters.

      For periods during which we are included in Creative's consolidated federal income tax returns or state consolidated, combined, or unitary tax returns (which will include the periods on or before the date of the spin-off), we will be required to pay an amount of income tax equal to the amount we would have paid had we filed our tax return as a separate entity, except in cases where the consolidated or combined group as a whole realizes a detriment from consolidation or combination. We will be responsible for our own separate tax liabilities that are not determined on a consolidated or combined basis. We will also be responsible in the future for any increases to the consolidated tax liability of uBid and Creative that is attributable to us, and will be entitled to refunds for reductions of tax liabilities attributable to us for prior periods.

      We have agreed to indemnify Creative for any tax liability suffered by Creative arising out of actions by us after the distribution that would cause the distribution to lose its qualification as a tax-free distribution or to be taxable to Creative for federal income tax purposes under Section 355 of the Internal Revenue Code. For example, Section 355 generally provides that a company that distributes shares of a subsidiary in a spin-off that is otherwise tax-free will incur U.S. federal income tax liability if 50% or more, by vote or value, of the capital stock of either the company making the distribution or the subsidiary is acquired by one or more persons acting pursuant to a plan or series of related transactions that include the spin-off. To ensure that issuances of equity securities by us will not cause the distribution to be taxable to Creative, we agreed to certain restrictions on our ability to issue and repurchase our equity securities until three years following the distribution date. Until the second anniversary of the distribution date, we cannot issue our common stock or other equity securities, including the shares sold in our initial public offering and in this offering, that would cause the number of shares of our common stock distributed by Creative in the distribution to constitute less than 60% of the outstanding shares of our common stock unless we first obtain either the consent of Creative or a favorable IRS letter ruling that the issuance will not affect the tax-free status of the distribution. After this period until the end of the third year from the distribution date, we cannot issue our common stock and other equity securities that, when combined with equity securities sold in and after our initial public offering and this offering, would cause the number of shares of our common stock distributed by Creative in the distribution to constitute less than 55% of the outstanding shares of our common stock unless we first obtain the consent of Creative or a favorable IRS letter ruling or opinion of tax counsel that the issuance would not affect the tax-free status of the distribution. These restrictions on the issuance of equity securities may severely limit our ability to raise necessary capital or to complete acquisitions of other companies using our equity securities. The same requirements for an IRS letter ruling or consent of Creative are generally applicable to any proposed repurchases of our common stock during these restricted periods. The foregoing restrictions do not apply our issuance of debt securities that are not convertible into our common stock or other equity securities.

      While the issuance of shares in the initial public offering and this offering should not affect the tax-free nature of the spin-off, the absence of IRS regulations under Section 355 has created some uncertainty as to the application of these rules. As a result, we requested and expect to receive confirmation from our outside tax advisors that this offering should not affect the tax-free status of the spin-off. If the spin-off were taxable due to our actions, we would face a very large indemnity obligation to Creative, which would have a significant material adverse effect on our business and financial condition and may even exceed all of our available capital resources. The existence of this contingent indemnity obligation, particularly because it may be affected to some degree by any material corporate transaction involving us, may make us a less attractive acquisition or merger candidate until the uncertainties of Section 355 are resolved or the restrictions described above expire. See the risk factor entitled "We are subject to restrictions on our ability to issue equity securities, which may limit our ability to grow our business and compete effectively."

Joint Marketing Agreement

      uBid and Creative have entered into a joint marketing agreement pursuant to which we have agreed to continue certain joint marketing efforts that were in place prior to our initial public offering. The Marketing Agreement provides that we will continue to be presented on the home page of Creative's "PC Mall" Website on at least one quarter of the page as well as receive a banner advertisement on the home page of Creative's "PC Mall" Website. The Marketing Agreement provides that we will provide to Creative a button that "clicks through" from the home page of our Website to Creative's "PC Mall" Website. As consideration for these marketing services, we will either make a payment of $10,000 per month to Creative or Creative, in its sole discretion, may elect to receive a banner advertisement on each page of our Website instead of the monthly payment. The Marketing Agreement has a term expiring in December 1999 and is terminable by either party upon 60 days prior written notice.

Internet/Telecommunications Agreement

      uBid and Creative have also entered into an Internet/telecommunications agreement pursuant to which Creative will continue to provide us with certain Internet and telecommunications services, including hosting our Website. We agreed to reimburse Creative for all telecommunications charges (other than personnel charges), as well as pay additional monthly personnel charges on a cost-plus 10% basis and capital equipment charges based on standard lease rates. The Internet/Telecommunications Agreement has a term expiring in December 1999 and is cancelable, at the option of either party, upon 90 days prior written notice, provided that, upon such cancellation, we will be required to purchase all capital equipment covered by the agreement from Creative at its depreciated book value.

Sublease Agreement

      In July 1998, uBid and Creative entered into a sublease currently covering 100,000 square feet of Creative's 325,000 square foot distribution center in Memphis, Tennessee. The sublease provides for our continued use of Creative's inventory control and shipping systems during the term of the sublease. The sublease is at a monthly rate equal to Creative's obligations to the landlord, plus taxes and utilities, and will expire in 2002.

Other Relationships with Creative

      Creative Credit Agreement. Creative is party to a credit agreement pursuant to which it has a credit facility of up to $60 million. Under the credit agreement, each of Creative's subsidiaries is required to guarantee Creative's obligations and to grant the lender a security interest in its assets to secure the obligations under the guaranty. Prior to the spin-off, the lender released our guaranty obligations under the Credit Agreement.

      Payable to Creative. From our inception in April 1997 until our initial public offering, Creative provided funds to finance our operations in the form of advances that bear interest at the prime rate. We had amounts due to Creative for working capital and fixed asset purchases totaling approximately $4.6 million as of December 31, 1998, of which $3.3 million is represented by a note due in June 2000 with interest payable monthly, and the remaining $1.3 million of which was repaid during the first quarter of 1999. In addition, as of June 30, 1999, we owed Creative approximately $404,000 for product purchases in the ordinary course of business and services provided under the agreements described above.

                          DESCRIPTION OF CAPITAL STOCK

Authorized Capital Stock

      Our certificate of incorporation authorizes 25,000,000 shares of capital stock consisting of (a) 5,000,000 shares of preferred stock and (b) 20,000,000 shares of common stock. Of these shares of common stock, we are offering 2,000,000 shares by this prospectus. Based on the number of shares of our common stock outstanding on July 19, 1999, we will have 11,146,883 shares of our common stock outstanding immediately following the closing of this offering (11,446,883 shares if the Underwriters exercise their over-allotment option in full), and no shares of our preferred stock will be outstanding. All of the shares of common stock that will be outstanding immediately following the closing of this offering, including the shares of common stock sold in this offering, will be validly issued, fully paid and nonassessable. The following summary description of our capital stock is qualified by reference to our certificate of incorporation and bylaws, copies of which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      Voting. Our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law or provided in any resolution adopted by the Board with respect to any series of preferred stock, the holders of our common stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of our common stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted holders of any preferred stock, amendments to our certificate of incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of our common stock. Our certificate of incorporation does not provide for cumulative voting in the election of directors.

      Dividends. Subject to any preferential rights of any outstanding series of preferred stock created by the Board from time to time, the holders of shares of our common stock will be entitled to such cash dividends as may be declared from time to time by the Board from funds available therefor. See "Dividend Policy."

      Liquidation. Subject to any preferential rights of any outstanding series of preferred stock created from time to time by the Board, upon liquidation, dissolution or winding up of uBid, the holders of shares of our common stock will be entitled to receive pro rata all assets of uBid available for distribution to such holders.

      Other Rights. In the event of any merger or consolidation of uBid with or into another company in connection with which shares of our common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our common stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Preferred Stock

      Our certificate of incorporation authorizes the Board to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, to fix the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation, the authority to fix or alter the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption(including sinking and purchase fund provisions), the redemption price or prices, the dissolution preferences and the rights in respect to any distribution of assets of any wholly unissued series of preferred stock and the number of shares constituting any such series, and the designation thereof, or any of them and to increase or decrease the number of shares of any series so created.

      We believe that the ability of the Board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of our common stock, will be available for issuance without further action by the our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

      Although the Board has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of uBid and its stockholders. The Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock. See "Risk Factors-- Provisions of our corporate documents could delay or prevent an acquisition of our company."

Certain Anti-Takeover Effects

      Certain provisions of our certificate of incorporation and bylaws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

      Our certificate of incorporation and bylaws provide for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year. Classification of the Board of Directors expands the time required to change the composition of a majority of directors and may tend to discourage a proxy contest or other takeover bid for uBid. Moreover, under the DGCL, in the case of a corporation having a classified board of directors, the stockholders may remove a director only for cause. Our certificate of incorporation provides that special meetings of stockholders may be called by the President and Chief Executive Officer or at the request of a majority of the Board of Directors of uBid.

      Our bylaws provide that stockholders seeking to bring business before a meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing to our Secretary. To be timely, a stockholders notice must be delivered to or mailed and received at our principal executive offices, not less than 45 days nor more than 75 days prior to the date on which we first mailed our proxy materials for the previous years annual meeting of shareholders (or the date on which we mail our proxy materials for the current year if during the prior year we did not hold an annual meeting or if the date of the annual meeting is changed more than 30 days before or after the prior year's annual meeting date). Our bylaws will also specify certain requirements pertaining to the form and substance of a stockholder's notice. These provisions may preclude some stockholders from making nominations for directors at an annual meeting or from bringing other matters before the stockholders at a meeting.

      Our certificate of incorporation does not allow our stockholders to take action by written consent.

      Section 203 of the DGCL, referred to herein as Section 203, provides that, subject to certain exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that such stockholder becomes an interested stockholder unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (3) on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as otherwise specified in Section 203, an interested stockholder is defined to include (A) any person that owns (or, within the prior three years, did own) 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (B) the affiliates and associates of any such person.

      Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. However, Creative and its affiliates are excluded from the definition of "interested stockholder" pursuant to the terms of Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with the Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Liability of Directors; Indemnification

      Our certificate of incorporation contains a provision that is designed to limit directors' liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to uBid or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability as a result of: (1) any breach of the duty of loyalty to uBid or its stockholders; (2) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) payment of an improper dividend or improper repurchase of uBid's stock under
Section 174 of the DGCL; or (4) actions or omissions pursuant to which the director received an improper personal benefit. The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of uBid unless the stockholder can demonstrate one of the specified bases for liability. The provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our certificate of incorporation does not eliminate a director's duty of care. The inclusion of this provision in our certificate of incorporation may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited uBid and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care. Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers, and may indemnify any of our employees and agents, to the fullest extent permitted by Delaware law. We are generally required to indemnify our directors and officers for all judgments, fines, penalties, settlements, legal fees and other expenses incurred in connection with pending, threatened or completed legal proceedings because of the director's or officer's position with us or another entity that the director or officer serves at our request, subject to certain conditions and to advance funds to our directors and officers to enable them to defend against such proceedings. At present, there is no pending or threatened litigation or proceeding involving any director or officer, employee or agent of uBid where such indemnification will be required or permitted.

Registration Rights

      Frank and Sam Khulusi have the right, in certain circumstances to require registration of shares of our common stock under the Securities Act. Under the terms of each of the registration rights agreements between uBid and these holders of such registrable securities, if we propose to register any of our securities under the Securities Act, the registration rights agreements provide that the holder, or holders, as applicable, are entitled to notice of that registration and are entitled to include shares of our common stock in the registration. Subject to certain limitations in the agreements, Frank and Sam Khulusi may require, on two occasions, that we use our best efforts to register such shares for public resale, subject to certain limitations. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters in a piggyback registration to limit the number of shares included in such registration in certain circumstances. We will bear the cost of all piggyback registrations. In addition, we will bear the cost of up to $100,000 of the first and up to $50,000 of the second demand registrations. Frank and Sam Khulusi have agreed not to request the registration of their shares pursuant to any demand registration for 180 days following the distribution date. In addition, for an additional 90 days after this 180-day period, we will be entitled to include our shares in any requested demand registration and to reduce the number of shares to be sold by Frank and Sam Khulusi thereunder to a minimum of 20%, collectively, of the total offering plus the amount of any underwriters' over-allotment option. If, as a result of this cutback procedure, the number of shares sold by us in the offering constitutes more than one half of the total shares sold, the registration of such shares would be treated as a piggyback registration, and we would bear the cost of such registration as noted above.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is LaSalle National Bank. Its address is 135 South LaSalle Street, Chicago, Illinois 60603 and its telephone number is (312) 904-2000.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, we will have 11,146,883 shares of our common stock outstanding based on shares outstanding as of June 30, 1999. Of these shares, the 2,000,000 shares sold in this offering will be freely transferable without restriction under the Securities Act, unless they are held by "affiliates" of uBid as that term is used under the Securities Act and related regulations.

      Of the remaining 9,146,883 outstanding shares, 7,329,883 shares were sold by us in reliance on exemptions from the registration requirements of the Securities Act. The remaining 1,817,000 were sold in our initial public offering and are freely tradable without restriction unless they are held by affiliates. Except for shares held by affiliates, the former are freely transferable without restrictions under the Securities Act as a result of the spin-off. On December 8, 1999 approximately 2,589,204 shares held by Frank and Sam Khulusi will become eligible for sale, subject to the provisions of Rule 144 in the case either of them is deemed an affiliate, upon the expiration of agreements not to sell such shares entered into between the underwriters and those stockholders. Any shares subject to lock-up agreements may be released at any time without notice by the underwriters.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

    . 1% of the then outstanding shares of our common stock (approximately 111,469 shares immediately after this offering); or

    . the average weekly trading volume in our common stock during the four calendar weeks preceding such sale, subject to the filing of a Form 144 with respect to such sale and certain other limitations and restrictions.

      Sales under Rule 144 are also subject to provisions regarding the manner of sale of shares, notice requirements and current public information requirements. In addition, a person who is not deemed to have been an affiliate of uBid at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the requirements described above.

      Any employee, officer or director of or consultant to uBid who purchased his or her shares prior to our initial public offering or who holds vested options as of that date pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits non-affiliates to sell their Rule 701 shares without having to comply with the public-information, holding-period, volume-limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding-period restrictions. However, we and certain officers, directors and our other stockholders have agreed not to sell or otherwise dispose of any shares of our common stock for the 90-day period after the date of this prospectus without the prior written consent of the underwriters. See "Underwriting."

      We have filed a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 1998 Stock Incentive Plan. Such registration statement has become effective and the shares registered under such registration statement will generally be available for sale in the open market, subject to vesting requirements, applicable lock-up agreements and Rule 144 limitations applicable to affiliates.

      Holders of a substantial number of shares of our common stock are entitled to require us to register their shares under the Securities Act and to include shares of our common stock they hold in future registrations of our securities. This would result in such shares becoming freely tradeable without restriction under the Securities Act immediately upon the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                  UNDERWRITING

General

      We intend to offer our common stock through a number of underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Banc of America Securities LLC and William Blair & Company, L.L.C. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters severally and not jointly has agreed to purchase from us, the number of shares of our common stock set forth opposite its name below.

                                                                        Number
     Underwriter                                                       of Shares
     -----------                                                       ---------
     Merrill Lynch, Pierce, Fenner & Smith
          Incorporated................................................
     Banc of America Securities LLC...................................
     William Blair & Company, L.L.C...................................

                                                                       ---------
          Total.......................................................
                                                                       =========

      In the purchase agreement, the several underwriters have agreed, subject to the terms and conditions set forth in that agreement, to purchase all of the shares of our common stock being sold under the terms of the agreement if any of the shares of common stock are purchased. In the event of a default by an underwriter, the purchase agreement provides that, in certain circumstances, the purchase commitments of non-defaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The representatives have advised us that the underwriters propose initially to offer the shares of our common stock to the public at the public offering price set forth on the cover page of this prospectus, and to dealers
at such price less a concession not in excess of $    per share of common
stock. The underwriters may allow, and such dealers may allow, a discount not
in excess of $    per share of common stock to other dealers. After the public offering, the public offering price, concession and discount may be changed.

      The shares of common stock will be ready for delivery in New York, New
York on or about             , 1999.

Over-Allotment Option

      We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of an additional 300,000 shares of our common stock at the public offering price set forth on the cover of this prospectus, less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of our common stock offered hereby. To the extent that the underwriters exercise this option, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of our common stock proportionate to such underwriter's initial amount reflected in the foregoing table.

Commissions and Discounts

      The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us. This information is presented assuming either no exercise or full exercise by the underwriters of their over-allotment options.

                                                                  Without  With
                                                        Per Share Option  Option
                                                        --------- ------- ------
     Public offering price.............................    $        $      $
     Underwriting discount.............................    $        $      $
     Proceeds, before expenses, to uBid................    $        $      $

      The expenses of this offering, exclusive of the underwriting discount, are estimated at $600,000 and are payable by us.

      The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and certain other conditions. The underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part.

No Sales of Common Stock or Similar Securities

      We and our executive officers and directors have agreed (subject to certain exceptions) not to, directly or indirectly, without the prior written consent of Merrill Lynch on behalf of the underwriters for a period of 90 days after the date of the prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any shares of our common stock or securities convertible into or exchangeable or exercisable for or repayable with our common stock, whether now owned or later acquired by the person executing the agreement or with respect to which the person executing the agreement later acquires the power of disposition, or file any registration statement under the Securities Act relating to any shares of our common stock; or enter into any swap or other agreement or any other agreement that transfers, in whole or in part, the economic consequence of ownership of our common stock whether any such swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise. Additionally, Messrs. Frank and Sam Khulusi have each agreed, until December 8, 1999, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of or transfer any shares of Common Stock owned by them, or exercise any demand for registration of any shares of Common Stock. See "Shares Eligible for Future Sale."

Nasdaq National Market Listing

      Our common stock is listed on the Nasdaq National Market under the symbol "UBID."

      The underwriters do not expect sales of our common stock to any accounts over which they exercise discretionary authority to exceed 5% of the number of shares being offered under this prospectus.

Price Stabilization and Short Positions

      Until the distribution of our common stock is completed, rules of the Commission may limit the ability of the underwriters and selling group members to bid for and purchase our common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

      The underwriters may create a short position in our common stock in connection with the offering. This means that if they sell more shares of our common stock than are set forth on the cover page of this prospectus, the underwriters may reduce that short position by purchasing our common stock in the open market. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

Penalty Bids

      The representatives may also impose a penalty bid on other underwriters and selling group members. This means that if the underwriters purchase shares of our common stock in the open market to reduce their short position or to stabilize the price of our common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of our common stock to the extent that it discourages resales of our common stock.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

Other Relationships

      Some of the underwriters have provided investment banking services to us in the past and are likely to do so in the future. They receive customary fees and commissions for these services.

Passive Market Making

      In connection with this offering, certain underwriters and selling group members (if any) who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act, during the business day prior to the pricing of the offering before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers bid, however, such bid must then be lowered when certain purchase limits are exceeded.

                                 LEGAL MATTERS

      The validity of the common stock offered hereby will be passed upon for us by Morrison & Foerster LLP, Irvine, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, San Francisco, California.

                                    EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements (and schedule) at December 31, 1998 and 1997 and for the year ended December 31, 1998 and for the period from our inception to December 31, 1997, as set forth in their report. We've included our financial statements (and schedule) in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission's public reference room in Washington, D.C. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

      We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act of 1933, as amended, with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Certain items are omitted in accordance with the rules and regulations of the Commission. For further information with respect to us and our common stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and, in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at the North Western Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, NY 10048, and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a Website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Auditors............................................ F-2

Balance Sheets as of December 31, 1997 and 1998 and June 30, 1999
 (unaudited).............................................................. F-3

Statements of Operations for the Period April 1, 1997 (Inception) to
December 31, 1997, the Year Ended December 31, 1998 and the six months ended June 30, 1999 (unaudited)........................................... F-4

Statements of Cash Flows for the Period April 1, 1997 (Inception) to
December 31, 1997, the Year Ended December 31, 1998 and the six months ended June 30, 1999 (unaudited)........................................... F-5

Statements of Changes in Stockholders' Equity (Deficit) for the Period
April 1, 1997 (Inception) to December 31, 1997, the Year Ended December
31, 1998 and the six months ended June 30, 1999 (unaudited)............... F-6

Notes to Financial Statements............................................. F-7

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
uBid, Inc.
Elk Grove Village, IL

      We have audited the accompanying balance sheets of uBid, Inc. as of December 31, 1997 and 1998, and the related statements of operations, cash flows and changes in stockholders' equity for the period from April 1, 1997 (Inception) to December 31, 1997 and the year ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of uBid, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for the period from April 1, 1997 (Inception) to December 31, 1997 and the year ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Chicago, Illinois
January 22, 1999
                                   uBid, Inc.

                                 BALANCE SHEETS
                   (dollars in thousands, except share data)

                                                   December 31,      June 30,
                                                 -----------------  ----------
                                                  1997      1998       1999
                                                 -------  --------  ----------
                                                                    (unaudited)
ASSETS
Current assets:
Cash...........................................  $    --  $ 26,053   $ 20,780
Accounts receivable, net of allowances of $20
 and $37 at December 31, 1998 and June 30,
 1999..........................................        9       623      1,419
Merchandise inventories........................        2     7,235      8,590
Prepaid expenses and other.....................       20       195      1,011
                                                 -------  --------   --------
  Total current assets.........................       31    34,106     31,800
Fixed assets, net..............................      327       519      1,741
                                                 -------  --------   --------
  Total assets.................................  $   358  $ 34,625   $ 33,541
                                                 =======  ========   ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable...............................  $    --  $  9,013   $ 12,401
Accrued marketing..............................       --       948      3,860
Accrued expenses and other current
 liabilities...................................       --     1,423      1,607
Due to Creative ...............................       --     1,277        404
                                                 -------  --------   --------
  Total current liabilities....................       --    12,661     18,272
Note payable to Creative.......................      670     3,331      3,331
Stockholders' equity (deficit):
Preferred Stock; $.001 par value; 5,000,000
 shares authorized; no shares issued or
 outstanding...................................       --        --         --
Common Stock; $.001 par value; 20,000,000
 shares authorized; 7,329,883 shares issued and
 outstanding as of December 31, 1997 and
 9,146,883 shares issued and outstanding as of
 December 31, 1998 and June 30, 1999...........        1         2          2
Additional paid-in-capital.....................       --    37,138     37,138
Deferred compensation..........................       --    (8,025)    (6,206)
Accumulated deficit............................     (313)  (10,482)   (18,996)
                                                 -------  --------   --------
  Total stockholders' equity (deficit).........     (312)   18,633     11,938
                                                 -------  --------   --------
  Total liabilities and stockholders' equity
   (deficit)...................................  $   358  $ 34,625   $ 33,541
                                                 =======  ========   ========

                     See notes to the financial statements.

                                   uBid, Inc.

                            STATEMENTS OF OPERATIONS
                 (dollars in thousands, except per share data)

                               Period from
                              April 1, 1997                Six Months Ended
                              (Inception) to  Year Ended       June 30,
                               December 31,  December 31, --------------------
                                   1997          1998       1998       1999
                              -------------- ------------ ---------  ---------
                                                              (unaudited)
Net revenues................    $       9     $  48,232   $   8,826  $  79,907
Cost of revenues............            8        44,257       8,146     72,962
                                ---------     ---------   ---------  ---------
Gross profit................            1         3,975         680      6,945
Operating expenses:
  Sales and marketing.......           10         2,829         557      6,607
  Technology and
   development..............           66         1,022         405      1,576
  General and
   administrative...........          212         4,856       1,519      5,871
  Stock based compensation..           --         5,267          --      1,819
                                ---------     ---------   ---------  ---------
    Total operating
     expenses...............          288        13,974       2,481     15,873
Loss from operations........         (287)       (9,999)     (1,801)    (8,928)
Interest income.............           --           (74)         --       (551)
Interest expense to
 Creative...................           26           244          87        137
                                ---------     ---------   ---------  ---------
Loss before income taxes....         (313)      (10,169)     (1,888)    (8,514)
Provision for income taxes..           --            --          --         --
                                ---------     ---------   ---------  ---------
Net loss....................    $    (313)    $ (10,169)  $  (1,888) $  (8,514)
                                =========     =========   =========  =========
Basic and diluted net loss
 per share..................    $   (0.04)    $   (1.36)  $   (0.26) $   (0.93)
                                =========     =========   =========  =========
Shares used to compute basic
 and diluted net loss per
 share......................    7,329,883     7,461,061   7,329,883  9,146,883



                     See notes to the financial statements.

                                   uBid, Inc.

                            STATEMENTS OF CASH FLOWS
                                 (in thousands)

                                 Period from
                                April 1, 1997               Six Months Ended
                                (Inception) to  Year Ended      June 30,
                                 December 31,  December 31, ------------------
                                     1997          1998       1998      1999
                                -------------- ------------ --------  --------
                                                               (unaudited)
Cash flows from operating
 activities:
  Net loss.....................    $   (313)     $(10,169)  $ (1,888) $ (8,514)
  Adjustments to reconcile net
   loss to net cash used in
   operating activities:
    Depreciation and
     amortization..............           4           155         65       174
    Non cash compensation
     expense...................          --         5,267         --     1,819
  Changes in operating assets
   and liabilities:
    Accounts receivable, net...          (9)         (614)      (330)     (796)
    Prepaid expenses...........         (20)         (175)        10      (816)
    Merchandise inventories,
     net.......................          (2)       (7,233)    (1,726)   (1,355)
    Accounts payable...........          --         9,013      1,773     3,388
    Accrued marketing..........          --           948        259     2,912
    Accrued expenses and other
     current liabilities.......          --         1,423        469       184
    Due to Creative............          --         1,277         --      (873)
                                   --------      --------   --------  --------
Net cash (used in) provided by
 operating activities..........        (340)         (108)    (1,368)   (3,877)
Cash flows from investing
 activities:
  Purchases of fixed assets....        (331)         (347)       (37)   (1,396)
                                   --------      --------   --------  --------
Net cash used in investing
 activities....................        (331)         (347)       (37)   (1,396)
Cash flows from financing
 activities:
  Issuance of common stock to
   Creative....................           1            --         --        --
  Advances from Creative.......         670          (670)     1,774        --
  Note payable to Creative.....          --         3,331         --        --
  Proceeds from initial public
   offering of common stock....          --        23,847         --        --
  Deferred offering costs......          --            --       (369)       --
                                   --------      --------   --------  --------
Net cash provided by financing
 activities....................         671        26,508      1,405        --
                                   --------      --------   --------  --------
Net change in cash and cash
 equivalents...................          --        26,053         --    (5,273)
Cash and cash equivalents at
 beginning of period...........          --            --         --    26,053
                                   --------      --------   --------  --------
Cash and cash equivalents at
 end of period.................    $     --      $ 26,053   $     --  $ 20,780
                                   ========      ========   ========  ========


                     See notes to the financial statements.

                                   uBid, Inc.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)
                                 (in thousands)

                          Common stock  Additional
                          -------------  paid-in     Deferred   Accumulated
                          Shares Amount  capital   compensation   deficit    Total
                          ------ ------ ---------- ------------ ----------- --------
Issuance of common stock
 to Creative............  7,330   $ 1    $    --     $     --    $     --   $      1
Net loss for the
 period.................     --    --         --           --        (313)      (313)
                          -----   ---    -------     --------    --------   --------
Balance at December 31,
 1997...................  7,330   $ 1    $    --     $     --    $   (313)  $   (312)
Issuance of common stock
 in IPO.................  1,817     1     23,846           --          --     23,847
Stock based
 compensation...........     --    --     13,292      (13,292)         --         --
Amortization of stock
 based compensation.....     --    --         --        5,267          --      5,267
Net loss for the year...     --    --         --           --     (10,169)   (10,169)
                          -----   ---    -------     --------    --------   --------
Balance at December 31,
 1998...................  9,147   $ 2    $37,138     $ (8,025)   $(10,482)  $ 18,633
Amortization of stock
 based compensation
 (unaudited)............     --    --         --        1,819          --      1,819
Net loss for the period
 (unaudited)............     --    --         --           --      (8,514)    (8,514)
                          -----   ---    -------     --------    --------   --------
Balance at June 30, 1999
 (unaudited)............  9,147   $ 2    $37,138     $ (6,206)   $(18,996)  $ 11,938
                          =====   ===    =======     ========    ========   ========




                     See notes to the financial statements.

                                   uBid, Inc.

                         NOTES TO FINANCIAL STATEMENTS

                 (dollars in thousands, except per share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)


1.    Description of Company and Summary of Significant Accounting Policies

Description of Company

      The Company is engaged in the retail sale of excess merchandise, including close-out and refurbished products, utilizing an interactive online auction. The Company currently specializes in selling primarily brand name computer, consumer electronics and home and leisure products over the World Wide Web to consumers and small and medium-sized businesses.

      The Company was established by Creative Computers ("Creative") in April 1997 and was incorporated in Delaware in September 1997 as a wholly-owned, indirect subsidiary of Creative. Beginning on April 1, 1997 ("Inception"), prior to the formation of the Company, Creative began funding certain startup and development costs related to the Company's business. For the period from Inception to September 19, 1997, incorporation of the Company, such costs aggregated approximately $127 of which approximately $49 were capitalized. The net loss for the period from Inception to September 19, 1997 was approximately $78. On September 19, 1997, assets and liabilities related to the Company were recorded by the Company at Creative's basis. The financial statements have been prepared as if the Company operated as a stand-alone entity since Inception.

Cash Equivalents

      All highly liquid debt instruments purchased with a maturity of three months or less are considered cash equivalents.

Revenue Recognition

      The Company sells merchandise from suppliers under one of two types of sales transactions. The Company either purchases merchandise and sells it to customers or sells merchandise to customers under consignment-type revenue sharing agreements with suppliers. For the year ended December 31, 1998 and the six months ended June 30, 1999, the Company's sales of purchased inventory comprised approximately 96% and 90% of revenues, respectively, with consignment-type revenue sharing representing approximately 4% and 10% of revenues, respectively. The Company recognizes revenue for banner ads placed on the site during the period in which the advertisement is displayed, provided that no significant Company obligations remain at the end of the period and collection of the resulting receivable is probable.

Sales--purchased inventory

      For sales of merchandise owned and warehoused by the Company, the Company is responsible for conducting the auction, billing the customer, shipping the merchandise to the customer, processing merchandise returns and collecting accounts receivable. The Company recognizes the gross sales amount as revenue upon verification of the credit card transaction authorization and shipment of the merchandise. In instances where the credit card authorization has been received but the merchandise has not yet been shipped, the Company defers revenue recognition until the merchandise is shipped. The Company had no deferred revenue at December 31, 1997, December 31, 1998, or June 30, 1999.

Sales--revenue sharing agreements

      For sales of merchandise under revenue sharing agreements, the Company either takes physical possession of the merchandise or the supplier retains physical possession of the merchandise. In either case, the Company is not obligated to take title to the merchandise nor does it take title unless it successfully sells the merchandise at auction. Upon completion of an auction, the Company purchases the inventory, takes title to the
                                   uBid, Inc.

                       (In thousands, except share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)

merchandise, charges the customer's credit card and either ships the merchandise directly or arranges for a third party to complete delivery to the customer. The Company records the gross sales amount as revenue upon verification of the credit card authorization and shipment of the merchandise. In instances where credit card authorization has been received but the merchandise has not been shipped, the Company defers revenue recognition until the merchandise is shipped. The Company had no deferred revenue at December 31, 1997, December 31, 1998, or June 30, 1999.

Merchandise Return Policy

      The Company's return policy is that merchandise sold by the Company is sold on an "as is" basis and is not returnable. However, the Company, although it may not be obligated to do so, may accept merchandise returns if a product is defective or does not conform to the specifications of the item sold at auction, and attempts to work with its customers to resolve complaints about merchandise. The Company provides for allowances for estimated future returns at the time of shipment based on historical experience.

Merchandise Inventory

      The Company accounts for merchandise inventory under the first-in first-out method. Inventory is carried at lower of cost or market.

Property and Equipment

      Property and equipment are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives of the assets which range from three to five years. Leasehold improvements are stated at cost and depreciation is computed using the straight-line method over the shorter of the useful life of the asset or the term of the lease.

Accounting for the Impairment of Long-Lived Assets

      The Company reviews long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In the event the sum of the expected undiscounted future cash flows resulting from the use of the asset is less than the carrying amount of the asset, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. The Company has recognized no such losses.

Software Development Costs

      In accordance with SOP 98-1, internal and external costs incurred to develop internal-use computer software are expensed during the preliminary project stage and capitalized during the application development stage and amortized over three years. During the period ended December 31, 1997, $39 was expensed. For the year ended December 31, 1998 and the six months ended June 30, 1999, no software development costs were expensed. As of December 31, 1997, December 31, 1998, and June 30, 1999, capitalized software net of accumulated amortization was $264, $176 and $283, respectively.

Advertising Costs

      Advertising costs are charged to expense as incurred. Advertising expense was $0 and $2,669 for the periods ended December 31, 1997 and December 31, 1998, respectively and $499 and $6,394 for the six months ended June 30, 1998 and 1999, respectively.

                                   uBid, Inc.

                       (In thousands, except share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)


Income Taxes

      Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

      The operations of the Company are included in the consolidated tax return of Creative for the period prior to the spin-off (see Notes 6 and 8). The tax provision presented in these financial statements was determined as if the Company filed a separate return.

Accounting for Stock-Based Compensation

      The Company accounts for stock options as prescribed by APB Opinion No. 25 and includes pro forma information in the Stock options footnote, as permitted by Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

Net Loss per Share

      Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding during the reported periods. Diluted net loss per share reflects the potential dilution that could occur if stock options and other commitments to issue common stock were exercised. During the period ended December 31, 1997, the year ended December 31, 1998, and the six months ended June 30, 1998 and 1999, options to purchase 458,118, 1,107,278, 595,553 and 2,388,124 common shares, respectively, were anti-dilutive and have been excluded from the weighted average share computation.

Concentration of Credit Risk

      Financial instruments that potentially subject the Company to a concentration of credit risk consist of accounts receivable from individuals and merchants located in the United States. Sales are generally made through credit cards and are pre-approved. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable and potential credit losses. Such losses have been immaterial.

Concentration of Suppliers

      The Company is dependent upon suppliers to provide it with merchandise for sale through the Company's Internet auctions. For the period from Inception to December 31, 1997 one supplier, Creative, accounted for approximately 100% of net revenues from related product sales. For the twelve-month period ended December 31, 1998 and six months ended June 30, 1999, Creative accounted for approximately 6% and 4%, respectively, of net revenues from related product sales.

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the respective reporting periods. Actual results could differ from those estimates.

                                   uBid, Inc.

                       (In thousands, except share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)


Stock Splits

      On June 25, 1998, the Company effected a 100,000-for-1 split of its Common Stock. On November 30, 1998, the Company effected a .7329883-for-1 reverse split of its common stock. All common shares and per share data have been retroactively adjusted to reflect these stock splits.

Basis of Presentation

      The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles and, in opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows as of June 30, 1999 and for the six months ended June 30, 1998 and 1999.

2.    Fixed Assets

      Fixed assets consist of the following:

                                                        December 31,
                                                        -------------  June 30,
                                                        1997    1998     1999
                                                        ------ ------  --------
     Computer, machinery and equipment................. $  64  $  372   $1,345
     Computer software.................................   267     306      399
     Leasehold improvements............................    --      --      326
                                                        -----  ------   ------
                                                          331     678    2,070
     Less accumulated depreciation and amortization....    (4)   (159)    (329)
                                                        -----  ------   ------
                                                        $ 327  $  519   $1,741
                                                        =====  ======   ======

3.    Related Party Transactions

      Since Inception, Creative provided advances to the Company for working capital and fixed asset purchases of $670 and $3,331 through December 31, 1997 and December 31, 1998, respectively. Upon consummation of the Company's initial public offering (IPO) (see Note 6), the $3,331 was converted to a note payable to Creative. The outstanding balance on the note bears interest at the prime rate and will be repaid in June 2000. Interest expense on intercompany advances and notes payable was $26, $244, $137 and $87 for the period ended December 31, 1997, the year ended December 31, 1998, and the six months ended June 30, 1999 and 1998, respectively. In addition, from the date of the IPO until December 31, 1998, Creative advanced the Company an additional $1,277 in short-term non-interest bearing advances. The advances relate to cash disbursements made by Creative on behalf of the Company during the transition period while the Company establishes its own cash management programs. These advances are settled on at least a monthly basis. During the transition period, the Company will continue to participate in Creative's cash management process. In connection therewith, cash receipts related to the Company's business are applied directly to reduce the Advances from Creative. At June 30, 1999, there was $404 in short-term, non-interest bearing advances.

                                   uBid, Inc.

                       (In thousands, except share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)


      In addition, Creative provides various services such as administration (accounting, human resources, legal) (through June 7, 1999), warehousing and distribution (through June 1998), Internet/telecom and joint marketing services to the Company. In consideration for those services, Creative historically allocated a portion of its overhead costs related to such services to the Company. The charges for these services were:

                                        Period from                Six Months
                                       April 1, 1997                  Ended
                                       (Inception) to  Year Ended   June 30,
                                        December 31,  December 31, -----------
                                            1997          1998     1998  1999
                                       -------------- ------------ ----- -----
     Administrative...................      $ 36         $  481    $ 249 $ 321
     Warehousing and distribution.....        --            550      164   293
     Internet/telecom and joint
      marketing.......................       172            773      503   277
                                            ----         ------    ----- -----
                                            $208         $1,804    $ 916 $ 891
                                            ====         ======    ===== =====

      Administration costs for services provided by Creative to the Company were determined by identifying all of Creative's personnel who supported the Company. Their pay, based on the number of hours of service provided, benefits, plus an allocation of overhead, was used to calculate these costs. Credit card processing for transactions above a certain dollar amount was based on $1.50 per order. Prior to June 30, 1998, warehousing and distribution was charged at $4.00 per order and was based on Creative's fully burdened cost per order for warehousing and distribution. Effective July 1, 1998 the Company began subleasing 50,000 square feet of warehouse space from Creative at its marginal cost. In October 1998, the sublease was increased to 100,000 square feet on the same terms. The Company is also charged a pro-rata share, based on square footage, of the warehouse utilities, property taxes, and other warehouse costs. Direct labor to operate the warehouse was charged directly to the Company. Internet/telecom service costs includes an allocation of monthly depreciation for all hardware and software based on usage by the Company, as well as monthly rates for telecommunication expenses consumed by the Company. Management asserts that the methods to identify and allocate costs to the Company for these services provided by Creative are reasonable.

      The Company and Creative entered into on or prior to the consummation of the IPO, certain agreements governing various interim and ongoing relationships, including subleasing a portion of Creative's warehouse, between the Company and Creative after the completion of the anticipated IPO and subsequent Distribution. The terms of such agreements generally provide for services to be rendered by Creative similar to those described above. The costs of general accounting services, payroll and benefits administration, and Internet/telecommunications are charged based on Creative's cost plus 10%. Credit services are charged at $1.50 per transaction. For warehousing and distribution, effective July 1, 1998, the Company is subleasing a portion of Creative's distribution facility pursuant to a sublease agreement and is being charged a pro rata portion of Creative's occupancy costs for this facility. Pursuant to the Sublease Agreement, future minimum lease payments to Creative are $275 annually in 1999 through 2002 and $206 in 2003. The rates or amounts to be paid by the Company under these agreements are not expected to be materially different than the rates or amounts currently being charged to Creative. The agreement pursuant to which Creative provides the Company with certain administrative and transactional services will be terminated upon completion of the Separation and the Distribution.

      One of the Company's directors also serves as an officer and a director of Creative.

                                   uBid, Inc.

                       (In thousands, except share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)


4.    Income Taxes

      No tax benefit has been provided for the periods ended December 31, 1997 and December 31, 1998 pretax losses due to the uncertainty of realization of these benefits in future years.

      The provision for income taxes differed from the amount computed by applying the U.S. federal statutory rate to income (loss) before income taxes due to the effects of the following:

                                                  December 31,      June 30,
                                                 ---------------   ----------
                                                  1997     1998    1998  1999
                                                 ------   ------   ----  ----
     Expected taxes at federal statutory tax
      rate......................................     34%      34%   34%   34%
     Nonrecognition of tax benefits.............    (34)     (34)  (34)  (34)
                                                 ------   ------   ---   ---
                                                     --%      --%   --%   --%
                                                 ------   ------   ---   ---

      Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                  December 31,
                                                                 --------------
                                                                 1997    1998
                                                                 -----  -------
     Deferred tax assets:
       Start-up and development costs........................... $ 105  $    84
       Net operating loss.......................................    10    1,990
       Stock based compensation.................................    --    2,107
       Other....................................................    10       12
                                                                 -----  -------
                                                                   125    4,193
       Valuation allowance......................................  (125)  (4,193)
                                                                 -----  -------
                                                                 $  --  $    --
                                                                 =====  =======

      The cumulative amount of the deferred tax attributes for the Company at December 31, 1997 and 1998 is $125 and $4,193, respectively. Of this amount $10 and $1,990 relates to the total cumulative net operating losses incurred by the Company through December 31, 1997 and 1998, respectively. Such net operating losses expire in 2012 ($10) and 2018 ($1,980).

5.    Employee Benefits

401(k) Savings Plan

      Creative has a 401(k) Savings Plan that covers substantially all Company full-time employees. Participants may make tax-deferred contributions of up to 15% of annual compensation (subject to other limitations specified by the Internal Revenue Code). Administrative and matching costs, which were charged to the Company by Creative, were not significant for the period from Inception to December 31, 1997 or for the twelve-month period ended December 31, 1998.

Employee Stock Option Plans

      The Company has granted non-qualified options to certain employees and directors of the Company to purchase common stock. Each option agreement provides that options may not be exercised prior to the earlier
                                   uBid, Inc.

                       (In thousands, except share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)

of (i) the day following the distribution of all Company stock held by Creative to its shareholders or (ii) 18 months from the closing date of the Company's IPO. Accordingly, no options were exercisable at December 31, 1998.

      The terms of the options provide for vesting, over a 4 or 5-year period, except for options to purchase 183,247 shares of common stock at December 31, 1998 which vested as to the first 20% of the shares covered by such options upon completion of the Company's IPO. The options expire 10 years from the date of grant.

      The following table summarizes stock option activity:

                                                                        Weighted
                                                                        Average
                                                                        Exercise
                                                              Number     Price
                                                             ---------  --------
     Granted................................................   458,118   $ 0.27
     Canceled...............................................        --
     Exercised..............................................        --
                                                             ---------   ------
       Outstanding at December 31, 1997.....................   458,118   $ 0.27
     Granted................................................   651,725   $ 4.62
     Canceled...............................................    (2,565)  $ 0.27
     Exercised..............................................        --
                                                             ---------   ------
       Outstanding at December 31, 1998..................... 1,107,278   $ 2.79
     Granted................................................ 1,284,846   $32.24
     Canceled...............................................    (4,000)   70.98
     Exercised..............................................        --
                                                             ---------   ------
       Outstanding at June 30, 1999......................... 2,388,124   $18.62
                                                             =========   ======

      The options outstanding at December 31, 1997 all have an exercise price of $0.27. Of the options granted during the year ended December 31, 1998, options to purchase 370,526, 18,325, 109,948, 1,832, 79,529 and 69,000 common shares are outstanding and have exercise prices of $0.27, $6.82, $8.87, $10.20, $11.79 and $15.00, respectively. Options at December 31, 1998 have a weighted average estimated remaining life of 5.95 years.

      Beginning in 1997, the Company granted stock options to attract and retain key employees. These options were exercisable only in the event of a successful public offering or sale of the Company. The Company commenced its IPO on December 4, 1998 causing a measurement date to occur and requiring the Company to compute compensation expense based upon the difference between the exercise price of the options and the IPO price. Based upon the difference between the IPO price of $15.00 per share and the exercise prices of the 1,038,278 options outstanding at December 4, 1998, the total compensation charge will be approximately $13.3 million, which will be recognized over the vesting period. The Company recognized approximately $5.3 million of this charge in December 1998 and approximately $1.8 million in the first six months of 1999.

                                   uBid, Inc.

                       (In thousands, except share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)


      The fair value of each stock option grant has been estimated pursuant to SFAS No. 123 on the date of grant using the minimum value method for those options granted prior to the IPO, and the Black-Scholes option pricing method for those options issued concurrent with the IPO, with the following weighted average assumptions:

                                                     Minimum Value Black-Scholes
                                                      Assumptions   Assumptions
                                                     ------------- -------------
     Risk free interest rate........................    6.30%         4.89%
     Expected dividend yield........................    None          None
     Expected lives.................................    6 years       6 years
     Expected volatility............................    100%          142%

      The weighted average grant date fair values of options granted during the twelve months ended December 31, 1998 and the period from Inception to December 31, 1997 were $4.03 and $0.08, respectively.

      Had the Company accounted for stock options under SFAS No. 123, reported net loss for the year ended December 31, 1998 would have been $5,172 and net loss per share would have been $0.69. The effect of applying SFAS No. 123 on net income and earnings per share is not likely to be representative of the effect on reported net income and earnings per share for future years.

1998 Stock Incentive Plan

      In August 1998, the Company's Board of Directors adopted the 1998 Stock Incentive Plan (the "1998 Plan") and reserved 1,832,470 shares of common stock for issuance thereunder. The plan authorized the award of options, stock appreciation rights, restricted stock awards and performance based stock awards (each an "Award"). The maximum number of shares with respect to options and stock appreciation rights granted to any employee in any fiscal year is 476,442 shares. Options granted under the Plan may be either incentive stock options ("ISOs") or non-qualified stock options ("NSOs"). ISOs may be granted only to employee (including officers and directors who are also employees). Awards other than ISOs may be granted to employees, directors and consultants, as defined.

      Options under the Plan may be granted for periods up to ten years and at prices no less than 85% of the fair value of the shares on the date of grant provided, however, that the exercise price of an ISO may not be less than 100% of the fair market value of the shares on the date of grant and the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the fair market value of the shares on the date of grant.

      There were no options granted under the 1998 Plan through December 31, 1998 and options to purchase 1,280,846 shares granted at fair value under the 1998 Plan through June 30, 1999.

6.    Initial Public Offering of Common Stock

      In December 1998, the Company completed its IPO of 1,817,000 shares common stock. Based on the initial public offering price of $15.00 per share, the gross proceeds from the offering were $27,255. After commissions paid to the underwriters, and other offering costs, the net proceeds were $23,846. Following the completion of the IPO, Creative owned approximately 80% of the Company's outstanding Common Stock and as a result, continued to control the Company. Creative also announced that, subject to the completion of the IPO, it intends to distribute to its shareholders in 1999, subject to certain conditions and consents, all of Creative's remaining equity interest in the Company (see Note 8).

                                   uBid, Inc.

                       (In thousands, except share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)


7.    Segment Information

      In 1998, the Company adopted Statement of Financial Accounting Standards No. 131 "Disclosure about Segments of an Enterprise and Related Information" (SFAS No. 131). This statement requires companies to report financial and descriptive information about its reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets, as well as information about the revenues derived from the Company's products or services, the countries in which the company earns revenues and holds assets, and major customers. This statement also requires companies that have a single reportable segment to disclose information about products and services, information about geographic areas, and information about major customers. The statement requires the use of the management approach to determine the information to be reported. The management approach is based on the way management organizes the enterprise to assess performance and make operating decisions regarding the allocation of resources. It is management's opinion that the Company has only one reportable segment. The following discussion sets forth the required single segment information.

      The Company operates as a single reportable segment as an online auction for computer, consumer electronics and housewares, and sports and recreation products in the United States. The Company's revenues are divided into two categories; sales of merchandise that has been purchased by the Company (approximately 96% of revenues) and sales of merchandise under consignment-type revenue sharing agreements with suppliers (approximately 4% of revenues). The Company sources its products from over 300 suppliers and offers, on average, over 1,000 items in each of its auctions. Product offerings are divided into the following four categories, with their corresponding percentage of net revenues for the year ended December 31, 1998 and six months ended June 30, 1999:

                                                                    Six Months
                                                        Year Ended    Ended
                                                       December 31,  June 30,
                                                           1998        1999
                                                       ------------ ----------
     Computer Products--including desktops, portable        83%         77%
      computers, computer accessories, disk drives,
      modems, monitors / video equipment, components,
      printers, scanners, digital cameras, software
      and home office products.

     Consumer Electronics--including home theater           11%         15%
      equipment, home audio equipment, speakers,
      televisions, camcorders, VCR's, DVD players,
      portable audio players and automobile audio
      equipment.

     Housewares--including kitchen appliances, vacuum        6%          5%
      cleaners, personal care devices, furniture,
      gifts, photography, jewelry and sunglasses.

     Sports and Recreation--including sports                 0%          3%
      memorabilia, golf and tennis, health and
      fitness, outdoor sports, bicycles, water
      sports, and team sports equipment.

      All of the Company's revenues in 1997 were in the computer products category.

                                   uBid, Inc.

                       (In thousands, except share data)
   (Information as of and for the six months ended June 30, 1998 and 1999 is unaudited)


8.    Distribution to Creative Shareholders (unaudited)

      On June 7, 1999, Creative distributed its remaining equity interest in the Company consisting of 7,329,883 shares of common stock. In connection with the spin-off, options to purchase common stock of Creative that were outstanding as of the date of the spin-off were adjusted to become options to purchase shares of both Creative common stock and Company common stock. The Company issued options to purchase 528,313 shares of common stock to holders of these Creative options. The number of options to purchase common stock was based on the ratio of the number of shares of Company common stock distributed to Creative shareholders in the spin-off, divided by the total number of shares of Creative common stock outstanding on the record date for the spin-off. The exercise price for each adjusted option was allocated between the option to purchase Creative common stock and the option to purchase Company common stock based on the respective pre- and post-distribution prices of Creative and Company common stock. Such options were issued under the Company's 1998 Stock Incentive Plan.

================================================================================


                                2,000,000 Shares

                          [LOGO OF uBID APPEARS HERE]

                                  Common Stock

                               ----------------
                                   PROSPECTUS
                               ----------------

                              Merrill Lynch & Co.

                         Banc of America Securities LLC

                            William Blair & Company

                                        , 1999

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                                        Amount
                                                                       --------
     Securities and Exchange Commission Filing Fee.................... $ 19,886
     NASD Filing Fee..................................................    7,653
     Nasdaq National Market Listing Fee...............................   17,500
     Accounting Fees and Expenses.....................................  100,000
     Blue Sky Fees and Expenses.......................................    5,000
     Legal Fees and Expenses..........................................  200,000
     Transfer Agent and Registrar Fees and Expenses...................    5,000
     Printing Expenses................................................  225,000
     Miscellaneous Expenses...........................................   19,961
                                                                       --------
       Total.......................................................... $600,000
                                                                       ========

--------
* All amounts are estimates except the SEC filing fee, the NASD filing fee and the Nasdaq National Market listing fee.

Item 14. Indemnification of Directors and Officers

      Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

      The Company's Certificate of Incorporation and Bylaws provide that the Company will indemnify its directors and officers, and may indemnify any of its employees and agents, to the fullest extent permitted by Delaware law. The Company is generally required to indemnify its directors and officers for all judgments, fines, penalties, settlements, legal fees and other expenses incurred in connection with pending, threatened or completed legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions and to advance funds to its directors and officers to enable them to defend against such proceedings.

      The DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for (1) any breach of the director's duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) payments of unlawful dividends or unlawful stock repurchases or redemptions, or (4) any transaction from which the director derived an improper personal benefit.

      The Certificate of Incorporation contains a provision that is designed to limit the director's liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability as a result of: (i) any breach of the duty of loyalty to the Company or its stockholders; (ii) actions or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) payment of an improper dividend or improper repurchase of the Company's stock under Section 174 of the DGCL; or (iv) actions or omissions pursuant to which the director received an improper personal benefit. The principal effect of the limitation of liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. The provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Certificate of Incorporation does not eliminate a director's duty of care.

      The Purchase Agreement provides for indemnification by the Underwriters of the registrant, its directors and officers, and by the registrant of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act, and affords certain rights of contribution with respect thereto.

      The Separation and Distribution Agreement by and between the Company and Creative provides for indemnification by the Company of Creative and its directors, officers and employees for certain liabilities, including liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

      For the period from December 31, 1997 until its December 4, 1998 initial public offering, the Registrant granted stock options to employees, directors and consultants covering an aggregate of 1,107,278 shares of the Registrant's common stock, at exercise prices ranging from $0.27 to $15.00 with an average exercise price of $2.79 per share.

      The sale and issuance of securities in the transactions described above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule 701 or were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof.

      Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

Item 16. Exhibits and Financial Statement Schedules

      (a) Exhibits

      The exhibits are as set forth in the Exhibit Index.

      (b) Financial Statement Schedules

      The following financial statement schedule for the period April 1, 1997 (Inception) to December 31, 1997 and for the year ended December 31, 1998 is incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and should be read in conjunction with the financial statements of uBid, Inc. filed as part of this Registration
Statement:

      Schedule II--Valuation and Qualifying Accounts

      Schedules other than that listed above have been omitted since they are either not required, not applicable, or because the information required is included in the financial statements or related notes.

Item 17. Undertakings

      The Registrant hereby undertakes to provide the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

      In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time the Commission declared it effective.

      (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Elk Grove Village, Illinois on July 20, 1999.

                                          uBID, INC.

                                                    /s/ Gregory K. Jones
                                          By: _________________________________
                                                      Gregory K. Jones
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Gregory K. Jones and Thomas E. Werner, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1993, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                  Date
             ---------                           -----                  ----

        /s/ Gregory K. Jones         Chairman of the Board of       July 20, 1999
____________________________________  Directors, President and
          Gregory K. Jones            Chief Executive Officer
                                      (Principal Executive
                                      Officer)

        /s/ Thomas E. Werner         Chief Financial Officer        July 20, 1999
____________________________________  (Principal Financial and
          Thomas E. Werner            Accounting Officer)


        /s/ Frank F. Khulusi         Director                       July 20, 1999
____________________________________
          Frank F. Khulusi


         /s/ Mark C. Layton          Director                       July 12, 1999
____________________________________
           Mark C. Layton


       /s/ Allen U. Lenzmeier        Director                       July 12, 1999
____________________________________
         Allen U. Lenzmeier


       /s/ Howard A. Tullman         Director                       July 16, 1999
____________________________________
         Howard A. Tullman


        /s/ Norman H. Wesley         Director                       July 15, 1999
____________________________________
          Norman H. Wesley

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Exhibit
 -------                         ----------------------
  1.1     Form of Purchase Agreement(5)

  3.1     Restated Certificate of Incorporation of the Company(2)

  3.2     Amended and Restated By-Laws of the Company(2)

  4.1     Form of the Company's Common Stock Certificate(2)

  4.2     [Intentionally omitted]

  4.3     Registration Rights Agreement by and between the Company and Frank
          Khulusi and Sam Khulusi, dated as of December 7, 1998(2)

  5.1     Opinion of Morrison & Foerster LLP(5)

 10.1 Separation and Distribution Agreement by and between the Company and Creative dated as of December 7, 1998, as amended(4)

 10.2 Services Agreement by and between the Company and Creative, dated as of December 7, 1998(2)

 10.3 Tax Indemnification and Allocation Agreement by and between the Company and Creative, dated as of December 7, 1998, as amended(3)

 10.4 Joint Marketing Agreement by and between the Company and Creative, dated as of December 7, 1998(2)

 10.5 Internet/Telecommunications Agreement by and between the Company and Creative, dated as of December 7, 1998(2)

 10.6     Employment Agreement between the Company and Gregory K. Jones*(2)

 10.7     uBid, Inc. 1998 Stock Incentive Plan*(2)

 10.8 Sublease Agreement between the Company and Creative, dated as of July 1, 1998(2)

 10.9     [intentionally omitted]

 10.10 Agreement Restricting Transfer of Assets and Letter Agreement dated as of September 23, 1998 by and between Deutsche Financial Services
          Corporation and Creative and the Company(2)

 10.11    Letter Agreement dated November 30, 1998 by and between Creative and
          Paul Colton(2)

 10.12    Letter Agreement dated September 9, 1998 by and between Creative and
          David Matthews(2)

 10.13 Assignment and License Agreement by and between the Company and Creative, dated as of November 30, 1998(2)

 10.14    Form of Indemnification Agreement, entered into as of February 12,
          1999, between the Company and each of its directors and executive officers(3)

 23.1     Consent of Morrison & Foerster LLP (included in Exhibit 5.1)(5)

 23.2     Consent of Ernst & Young LLP(1)

 27       Financial Data Schedule (for Commission use only)(1)

 99       Schedule II--Valuation and Qualifying Accounts(3)

--------
*   The referenced exhibit is a compensatory contract, plan or arrangement.

(1) Filed herewith.

(2) Incorporated by reference to the exhibit with the same number to the Company's Registration Statement on Form S-1 (No. 333-58477), on file with the Securities and Exchange Commission.

(3) Incorporated by reference to the exhibit or schedule with the same number to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, on file with the Securities and Exchange Commission.

(4) Incorporated by reference to Exhibit 10.1 of Report on Form 8-K of Creative Computers, Inc. dated May 27, 1999, filed on May 28, 1999 with the Securities and Exchange Commission.

(5) To be filed by amendment.